PaulHastings
ATTORNEYS

Paul, Hastings, Janofsky & Walker LLP
515 South Flower Street • 25th Floor • Los Angeles, CA 90071-2228
telephone 213 683 6000 • facsimile 213 627 0705 • www.paulhastings.com

(213) 683-6196
carolyndomen@paulhastings.com

January 24, 2006

32724.00020

EXEMPTION FILE NUMBER: 82-34717

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Yamaha Corporation – Information Furnished Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

On behalf of Yamaha Corporation, a corporation incorporated under the laws of Japan (the "Company"), we hereby furnish this letter, with exhibits hereto, to the U.S. Securities and Exchange Commission (the "Commission"), in order to maintain the exemption from Section 12(g) of the Securities Exchange Act, as amended (the "Exchange Act"), afforded to foreign public issuers by Rule 12g3-2(b) thereunder.

Set forth on Schedule 1 attached hereto is a list furnished pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act of the information that, during the period of November 2 through and including December 27, 2005, the Company:

(i) has made or is required to make public pursuant to the laws of Japan;

(ii) has filed or is required to file with the Tokyo Stock Exchange and which was made public by the Tokyo Stock Exchange; or

(iii) has distributed or is required to distribute to its security holders.

Pursuant to Rule 12g3-2(b)(4) under the Exchange Act, we are enclosing one copy of each of the documents (together with English translations thereof) listed on Schedule 1.

This information is being furnished on behalf of the Company under paragraph b(1) of Rule 12g3-2, with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

dlw 1/25

Please acknowledge your receipt of this letter and the enclosures transmitted herewith by stamping the enclosed receipt copy of this letter and returning the same to our awaiting messenger.

Very truly yours,

Carolyn M. Domen

Carolyn M. Domen
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosures

cc: Mr. Toshihisa Takagi (w/o enclos.),
Yamaha Corporation

JAPANESE LANGUAGE DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED FROM NOVEMBER 2, 2005 TO DECEMBER 27, 2005

1. Notice regarding the Decision to Consolidate the Piano Business Division of Yamaha Corporation of Japan in the Kakegawa Plant (Exhibit 1) (English translation attached)

2. Notice regarding the Partial Amendment of Accompanying Materials to Flash Report Consolidated Basis for Previous Fiscal Years (Exhibit 2) (English translation attached)

3. Semi-Annual Report of 182 Fiscal year for the half-year ended September 30, 2005 dated December 27, 2005 (Exhibit 3) (Brief explanation of Semi-annual Report in English attached)

2005.11.24

ピアノ事業関連部門の掛川工場への集約方針決定について

本社グランドピアノ生産部及び事業部スタッフ等ほぼ全機能を掛川に集約
2011年春の完了を目処に順次実施

会社名　ヤマハ株式会社
代表者　代表取締役社長　伊藤　修二
（コード番号　7951 東証第一部）

当社はこのほど、国内に２箇所あるピアノ生産工場（本社工場：静岡県浜松市中沢町10-1、掛川工場：静岡県掛川市領家1480）の統合を基本として、ピアノ事業部門の事業部スタッフ等ほぼ全ての機能を掛川工場に集約する事業拠点統合の方針を決定しました。
今後、2011年春の完了を目処に掛川工場への機能集約を順次実施し、製造改革・事業構造改革を促進させ、ピアノ事業の持続的な発展のための拠点整備を行う計画です。

◇

当社のピアノ国内生産拠点は、1980年代半ば以降、世界に出荷されるグランドピアノ（以下ＧＰ）のほぼ総数を生産する本社工場と、アップライトピアノ（以下ＵＰ）の生産工場である掛川工場の体制を維持してまいりました。

今回のピアノ事業関連部門の掛川工場集約については、ピアノ生産台数の推移を踏まえてＧＰ・ＵＰ生産拠点統合による効率化を目指すことは勿論、今後のピアノ製造における技術・技能の伝承をより確実なものとする人材育成の環境整備実現も主な狙いとしています。統合される施設として、ピアノ技術者の養成や生産現場の従業員研修機能を担うヤマハピアノテクニカルアカデミー（静岡県浜松市幸4-36-1）も含まれ、生産現場と隣接する環境が整備されることから、一層の機能向上が期待できるものと考えています。

統合日程としては、３つのフェーズに分け実施する計画で、今期から来期にかけスタッフ部門（約190名）の移転を実施、併せて接客機能や試弾ホール、ヤマハピアノテクニカルアカデミーの入居する新棟も建設します。第２フェーズでは、ＵＰ生産部門の工程再編、スペース圧縮等を実施し、最終第３フェーズでは、ＧＰ生産部（約370名）の移転を行います。ＧＰ組立部門および前工程の塗装部門、部品加工部門が順次移転し、2011年春を目処に統合を完了する予定です。今回の拠点統合に伴う投資額は約60億円を予定しています。

当社は、今回のピアノ事業部門の国内拠点統合により製造改革・事業構造改革をさらに進め海外の生産拠点との連携をはかる中で、ピアノ事業の持続的な発展を目指していきます。

今回のピアノ事業部門掛川工場集約の概要は以下の通りです。

■統合の主な狙い

・品質、コスト競争力、物流面での向上

リソース（人、技能、設備、スペース）共有化　工程連結によるリードタイム短縮
組織統合によるスタッフ業務の効率化

・ものづくり力強化　技術・技能の確実な伝承

技術、生産両部門の連携強化　技術、技能の伝承促進　製法改革の促進

・ヤマハピアノの顔としての拠点整備

工場見学者、選定顧客の満足度向上　来客対応スペースの充実　対外イメージアップ

■掛川工場に統合される部門と移転予定時期

・ピアノ事業部スタッフ　約190名　2006年3月～5月に移転
・ヤマハピアノテクニカルアカデミー　10名（生徒除く）　2007年3月に移転
・本社工場ＧＰ生産部　約370名　2009年～2010年に移転

合計　約570名

■統合拠点の概要

本社工場　所在地　静岡県浜松市中沢町10-1
生産品　グランドピアノ
人員数　約560人　（スタッフ部門含む）
面　積　約53,000㎡

掛川工場　所在地　静岡県掛川市領家1480
生産品　アップライトピアノ
人員数　約450名
面　積　約84,000㎡

ヤマハピアノテクニカルアカデミー
所在地　静岡県浜松市幸4-36-1
機　能　ピアノ技術者養成
人員数　10名　（生徒除く）

以上

この件に関するお問合せ

ヤマハ株式会社　広報部　広報・IRグループ

TEL　０３－５４８８－６６０１

November 24, 2005
YAMAHA CORPORATION

Regarding the Decision to Consolidate the Piano Business Division of Yamaha Corporation of Japan in the Kakegawa Plant

Most of functions including the main grand piano production division and piano marketing/engineering division staff to be consolidated in Kakegawa Scheduled for completion by spring 2011 –

Company: Yamaha Corporation
President and Representative Director: Shuji Ito
(Code Number: 7951 – First Section of the Tokyo Stock Exchange)

Yamaha Corporation has decided on a policy of business base integration that will consolidate all the functions, including those of the piano division and its staff, of its two domestic piano production plants (Main Plant: 10-1, Nakazawa, Hamamatsu City, Shizuoka Prefecture; Kakegawa Plant: 1480, Ryoke, Kakegawa City, Shizuoka Prefecture). The plan calls for the consolidation of all piano division functions in the Kakegawa Plant, the improvement of the manufacturing process, the restructuring of the business, and the establishment of a base to sustain the growth of the piano business.

Since the middle of 1980s, Yamaha has been producing pianos at two separate locations: grand pianos (hereafter referred to as "GP"), which are shipped all over the world, have been produced almost entirely at its main plant, while upright pianos (hereafter referred to as "UP") have been produced at its Kakegawa plant.

In consideration of shifts in piano production, the primary goals of the consolidation of the piano-related divisions in the Kakegawa Plant is to establish an environment for human resource development that ensures that piano manufacturing technology and know-how are fully disseminated as well as to create greater efficiencies by integrating GP and UP production. The Yamaha Piano Technical Academy (4-36-1, Saiwai, Hamamatsu City, Shizuoka Prefecture), which is responsible for training piano technicians and production staff, will also be integrated. We expect to further enhance operational functions by adjoining this facility to the production site.

The consolidation will be carried out in three separate phases. In the first phase, from 2006 to 2007, Yamaha will transfer the staff organization unit (approx. 190 people) to the site and build a customer service function, a tryout hall for pianos, and a new building to house the Yamaha Piano Technical Academy. In the second phase, Yamaha will redesign the UP production division's plant for greater efficiency, thus creating extra space at Kakegawa factory. In phase three, the final phase, Yamaha will commence the relocation of the GP assembly division. The division responsible for GP wood processing and other

pre-production functions will relocate, with facilities' integration scheduled for completion by Spring 2011. The cost of consolidation is expected to total ¥6 billion.

Yamaha has set its sights on sustaining piano division growth while promoting the integration of the production facilities of its piano business division, further manufacturing improvements, business restructuring, and cooperation with overseas production bases.

The following is an overview of the planned consolidation of the piano business division at the Kakegawa Plant.

Primary Integration Objectives

- Improvement of quality, cost-competitiveness, and material flow
  Sharing of resources (people, skills, equipment, space). Shorten lead times by combining processes. Streamline staff services through organizational integration.

- Strengthen manufacturing capability, ensure that technologies and specialized skills are fully disseminated
  Strengthen cooperation between the engineering and production divisions of both plants. Promote transmission of the technologies and skills. Improve manufacturing methods.

- Establish a base to serve as the interface to Yamaha Piano
  Increase the level of satisfaction for plant visitors and customers who visit the plant for piano tryouts. Increase the amount of space allotted for customer visits. Improve Yamaha's public image.

Overview of Facilities to be Integrated

Main Plant:

Address:	10-1, Nakazawa, Hamamatsu City, Shizuoka Prefecture
Product Line:	Grand pianos
Employees:	560(including staff organization unit)
Floor Space:	53,000 square meters

Kakegawa Plant

Address:	1480, Ryoke, Kakegawa City, Shizuoka Prefecture
Product Line:	Upright pianos
Employees:	450
Floor Space:	84,000 square meters

Yamaha Piano Technical Academy

Address:	4-36-1, Saiwai, Hamamatsu City, Shizuoka Prefecture
Function:	Piano technician training
Employees:	10 (excluding students)

For further information, please contact

Yamaha Corporation
Public & Investor Relations Group
Public Relations Division
Tel: +81-3-5488-6601

第　１　７　９　期

有価証券報告書の訂正報告書

自　平成14年４月１日
至　平成15年３月31日

静岡県浜松市中沢町10番１号

ヤマハ株式会社

(391001)

第179期（自平成14年４月１日　至平成15年３月31日）

有価証券報告書の訂正報告書

本書は証券取引法第24条の２第１項に基づく有価証券報告書の訂正報告書を、同法第27条の30の２に規定する開示用電子情報処理組織(EDINET)を使用して、平成17年12月26日に提出したデータに目次及び頁を付して出力・印刷したものであります。

ヤマハ株式会社

目　　　　　次

【表紙】

【提出書類】	有価証券報告書の訂正報告書
【根拠条文】	証券取引法第24条の２第１項
【提出先】	関東財務局長
【提出日】	平成17年12月26日
【事業年度】	第179期(自　平成14年４月１日　至　平成15年３月31日)
【会社名】	ヤマハ株式会社
【英訳名】	YAMAHA CORPORATION
【代表者の役職氏名】	代表取締役社長　　伊　藤　修　二
【本店の所在の場所】	静岡県浜松市中沢町10番１号
【電話番号】	053(460)2141
【事務連絡者氏名】	経理・財務部長　梅　田　史　生
【最寄りの連絡場所】	東京都港区高輪二丁目17番11号 当社　営業経理センター
【電話番号】	03(5488)6611
【事務連絡者氏名】	営業経理センター長　　須　藤　和　成
【縦覧に供する場所】	ヤマハ株式会社営業経理センター (東京都港区高輪二丁目17番11号) ヤマハ株式会社営業事業所管理センター大阪事務所 (大阪市中央区南船場三丁目12番９号) 株式会社東京証券取引所 (東京都中央区日本橋兜町２番１号)

1 【有価証券報告書の訂正報告書の提出理由】

平成15年6月27日に提出いたしました第179期(自　平成14年4月1日　至　平成15年3月31日)の有価証券報告書の記載事項の一部に誤りがありましたので、これを訂正するため有価証券報告書の訂正報告書を提出するものであります。

2 【訂正事項】

第一部　企業情報

第5　経理の状況

1　連結財務諸表等

(1)連結財務諸表

その他の注記事項

(セグメント情報)

事業の種類別セグメント情報

3 【訂正箇所】

訂正箇所は____を付して表示しております。

第一部【企業情報】

第5【経理の状況】

1【連結財務諸表等】

(1)【連結財務諸表】

その他の注記事項

(セグメント情報)

【事業の種類別セグメント情報】

（訂正前）

	当連結会計年度 （自　平成14年４月１日 至　平成15年３月31日）								
	楽器 （百万円）	ＡＶ・ ＩＴ （百万円）	リビング （百万円）	電子機器 電子金属 （百万円）	レクリエーション （百万円）	その他 （百万円）	計 （百万円）	消去 又は全社 （百万円）	連結 （百万円）
Ⅰ　売上高及び営業損益									
売上高									
(1) 外部顧客に対する売上高	292,647	83,670	46,031	60,554	20,903	20,956	524,763		524,763
(2) セグメント間の内部売上高又は振替高				2,599			2,599	△2,599	
計	292,647	83,670	46,031	63,153	20,903	20,956	527,363	△2,599	524,763
営業費用	282,854	80,419	45,569	43,870	22,013	20,591	495,320	△2,599	492,720
営業利益又は営業損失(△)	9,792	3,250	461	19,282	△1,110	365	32,043		32,043
Ⅱ　資産、減価償却費及び資本的支出									
資産	255,247	42,922	18,909	53,011	58,849	83,775	512,716		512,716
減価償却費	8,001	1,807	1,002	2,845	2,932	996	17,586		17,586
資本的支出	9,067	1,503	911	3,320	728	1,352	16,883		16,883

（注）　＜略＞

（訂正後）

	当連結会計年度 （自　平成14年４月１日 至　平成15年３月31日）								
	楽器 （百万円）	ＡＶ・ ＩＴ （百万円）	リビング （百万円）	電子機器 電子金属 （百万円）	レクリエーション （百万円）	その他 （百万円）	計 （百万円）	消去 又は全社 （百万円）	連結 （百万円）
Ⅰ　売上高及び営業損益									
売上高									
(1) 外部顧客に対する売上高	292,647	83,670	46,031	60,554	20,903	20,956	524,763		524,763
(2) セグメント間の内部売上高又は振替高				2,599			2,599	△2,599	
計	292,647	83,670	46,031	63,153	20,903	20,956	527,363	△2,599	524,763
営業費用	282,854	80,419	45,569	43,870	22,013	20,591	495,320	△2,599	492,720
営業利益又は営業損失(△)	9,792	3,250	461	19,282	△1,110	365	32,043		32,043
Ⅱ　資産、減価償却費及び資本的支出									
資産	254,395	42,922	18,909	53,813	58,899	83,775	512,716		512,716
減価償却費	8,001	1,807	1,002	2,845	2,932	996	17,586		17,586
資本的支出	9,067	1,503	911	3,320	728	1,352	16,883		16,883

（注）　＜略＞

第　１　８　０　期

有価証券報告書の訂正報告書

自　平成15年４月１日
至　平成16年３月31日

静岡県浜松市中沢町10番１号

ヤマハ株式会社

(391001)

目　　次

頁

第180期（自平成15年４月１日　至平成16年３月31日）

有価証券報告書の訂正報告書

本書は証券取引法第24条の２第１項に基づく有価証券報告書の訂正報告書を、同法第27条の30の２に規定する開示用電子情報処理組織(EDINET)を使用して、平成17年12月26日に提出したデータに目次及び頁を付して出力・印刷したものであります。

ヤマハ株式会社

【表紙】

【提出書類】	有価証券報告書の訂正報告書
【根拠条文】	証券取引法第24条の２第１項
【提出先】	関東財務局長
【提出日】	平成17年12月26日
【事業年度】	第180期(自　平成15年４月１日　至　平成16年３月31日)
【会社名】	ヤマハ株式会社
【英訳名】	YAMAHA CORPORATION
【代表者の役職氏名】	代表取締役社長　　伊　藤　修　二
【本店の所在の場所】	静岡県浜松市中沢町10番１号
【電話番号】	053(460)2141
【事務連絡者氏名】	経理・財務部長　梅　田　史　生
【最寄りの連絡場所】	東京都港区高輪二丁目17番11号 当社　営業経理センター
【電話番号】	03(5488)6611
【事務連絡者氏名】	営業経理センター長　　須　藤　和　成
【縦覧に供する場所】	ヤマハ株式会社営業経理センター （東京都港区高輪二丁目17番11号） ヤマハ株式会社営業事業所管理センター大阪事務所 （大阪市中央区南船場三丁目12番９号） 株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号）

1 【有価証券報告書の訂正報告書の提出理由】

平成16年６月28日に提出いたしました第180期(自　平成15年４月１日　至　平成16年３月31日)の有価証券報告書の記載事項の一部に誤りがありましたので、これを訂正するため有価証券報告書の訂正報告書を提出するものであります。

2 【訂正事項】

第一部　企業情報

第５　経理の状況

１　連結財務諸表等

(1)連結財務諸表

その他の注記事項

(セグメント情報)

事業の種類別セグメント情報

3 【訂正箇所】

訂正箇所は＿＿を付して表示しております。

第一部【企業情報】

第５【経理の状況】

１【連結財務諸表等】

(1)【連結財務諸表】

その他の注記事項

(セグメント情報)

【事業の種類別セグメント情報】

（訂正前）

	前連結会計年度 （自　平成14年４月１日 至　平成15年３月31日）								
	楽器 （百万円）	ＡＶ・ ＩＴ （百万円）	リビング （百万円）	電子機器 電子金属 （百万円）	レクリエーション （百万円）	その他 （百万円）	計 （百万円）	消去 又は全社 （百万円）	連結 （百万円）
Ⅰ　売上高及び営業損益									
売上高									
(1) 外部顧客に対する売上高	292,647	83,670	46,031	60,554	20,903	20,956	524,763		524,763
(2) セグメント間の内部売上高又は振替高				2,599			2,599	△2,599	
計	292,647	83,670	46,031	63,153	20,903	20,956	527,363	△2,599	524,763
営業費用	282,854	80,419	45,569	43,870	22,013	20,591	495,320	△2,599	492,720
営業利益又は営業損失(△)	9,792	3,250	461	19,282	△1,110	365	32,043		32,043
Ⅱ　資産、減価償却費及び資本的支出									
資産	255,247	42,922	18,909	53,011	58,849	83,775	512,716		512,716
減価償却費	8,001	1,807	1,002	2,845	2,932	996	17,586		17,586
資本的支出	9,067	1,503	911	3,320	728	1,352	16,883		16,883

（注）　<略>

	当連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）								
	楽器 （百万円）	ＡＶ・ ＩＴ （百万円）	リビング （百万円）	電子機器 電子金属 （百万円）	レクリエーション （百万円）	その他 （百万円）	計 （百万円）	消去 又は全社 （百万円）	連結 （百万円）
Ⅰ　売上高及び営業損益									
売上高									
(1) 外部顧客に対する売上高	293,430	78,257	44,765	76,892	20,100	26,061	539,506		539,506
(2) セグメント間の内部売上高又は振替高				2,131			2,131	△2,131	
計	293,430	78,257	44,765	79,023	20,100	26,061	541,638	△2,131	539,506
営業費用	282,950	73,839	43,303	49,005	21,211	26,272	496,581	△2,131	494,450
営業利益又は営業損失(△)	10,480	4,418	1,462	30,018	△1,110	△211	45,056		45,056
Ⅱ　資産、減価償却費及び資本的支出									
資産	247,863	42,075	19,011	51,978	53,843	93,958	508,731		508,731
減価償却費	7,447	1,694	969	3,388	2,853	1,167	17,522		17,522
資本的支出	10,099	1,827	1,678	4,358	774	2,420	21,160		21,160

（注）　<略>

（訂正後）

	前連結会計年度 （自　平成14年４月１日 至　平成15年３月31日）								
	楽器 （百万円）	ＡＶ・ ＩＴ （百万円）	リビング （百万円）	電子機器 電子金属 （百万円）	レクリェ ーション （百万円）	その他 （百万円）	計 （百万円）	消去 又は全社 （百万円）	連結 （百万円）
Ⅰ　売上高及び営業損益 売上高 (1) 外部顧客に対する売上高	292,647	83,670	46,031	60,554	20,903	20,956	524,763		524,763
(2) セグメント間の内部売上高又は振替高				2,599			2,599	△2,599	
計	292,647	83,670	46,031	63,153	20,903	20,956	527,363	△2,599	524,763
営業費用	282,854	80,419	45,569	43,870	22,013	20,591	495,320	△2,599	492,720
営業利益又は営業損失(△)	9,792	3,250	461	19,282	△1,110	365	32,043		32,043
Ⅱ　資産、減価償却費及び資本的支出 資産	254,395	42,922	18,909	53,813	58,899	83,775	512,716		512,716
減価償却費	8,001	1,807	1,002	2,845	2,932	996	17,586		17,586
資本的支出	9,067	1,503	911	3,320	728	1,352	16,883		16,883

（注）　＜略＞

	当連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）								
	楽器 （百万円）	ＡＶ・ ＩＴ （百万円）	リビング （百万円）	電子機器 電子金属 （百万円）	レクリェ ーション （百万円）	その他 （百万円）	計 （百万円）	消去 又は全社 （百万円）	連結 （百万円）
Ⅰ　売上高及び営業損益 売上高 (1) 外部顧客に対する売上高	293,430	78,257	44,765	76,892	20,100	26,061	539,506		539,506
(2) セグメント間の内部売上高又は振替高				2,131			2,131	△2,131	
計	293,430	78,257	44,765	79,023	20,100	26,061	541,638	△2,131	539,506
営業費用	282,950	73,839	43,303	49,005	21,211	26,272	496,581	△2,131	494,450
営業利益又は営業損失(△)	10,480	4,418	1,462	30,018	△1,110	△211	45,056		45,056
Ⅱ　資産、減価償却費及び資本的支出 資産	246,067	42,075	19,011	53,131	54,487	93,958	508,731		508,731
減価償却費	7,447	1,694	969	3,388	2,853	1,167	17,522		17,522
資本的支出	10,099	1,827	1,678	4,358	774	2,420	21,160		21,160

（注）　＜略＞

第　１　８　１　期

有価証券報告書の訂正報告書

自　平成16年４月１日
至　平成17年３月31日

静岡県浜松市中沢町10番１号

ヤマハ株式会社

(391001)

第181期（自平成16年４月１日　至平成17年３月31日）

有価証券報告書の訂正報告書

本書は証券取引法第24条の２第１項に基づく有価証券報告書の訂正報告書を、同法第27条の30の２に規定する開示用電子情報処理組織(EDINET)を使用して、平成17年12月26日に提出したデータに目次及び頁を付して出力・印刷したものであります。

ヤマハ株式会社

目　　　次

【表紙】

【提出書類】	有価証券報告書の訂正報告書
【根拠条文】	証券取引法第24条の２第１項
【提出先】	関東財務局長
【提出日】	平成17年12月26日
【事業年度】	第181期(自　平成16年４月１日　至　平成17年３月31日)
【会社名】	ヤマハ株式会社
【英訳名】	YAMAHA CORPORATION
【代表者の役職氏名】	代表取締役社長　　伊　藤　修　二
【本店の所在の場所】	静岡県浜松市中沢町10番１号
【電話番号】	053(460)2141
【事務連絡者氏名】	経理・財務部長　梅　田　史　生
【最寄りの連絡場所】	東京都港区高輪二丁目17番11号 当社　営業経理センター
【電話番号】	03(5488)6611
【事務連絡者氏名】	営業経理センター長　　須　藤　和　成
【縦覧に供する場所】	ヤマハ株式会社営業経理センター （東京都港区高輪二丁目17番11号) ヤマハ株式会社営業事業所管理センター大阪事務所 （大阪市中央区南船場三丁目12番９号) 株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号)

1 【有価証券報告書の訂正報告書の提出理由】

平成17年６月27日に提出いたしました第181期(自　平成16年４月１日　至　平成17年３月31日)の有価証券報告書の記載事項の一部に誤りがありましたので、これを訂正するため有価証券報告書の訂正報告書を提出するものであります。

2 【訂正事項】

第一部　企業情報

第５　経理の状況

１　連結財務諸表等

(1)連結財務諸表

その他の注記事項

(セグメント情報)

事業の種類別セグメント情報

3 【訂正箇所】

訂正箇所は＿＿を付して表示しております。

第一部【企業情報】

第５【経理の状況】

１【連結財務諸表等】

(1)【連結財務諸表】

その他の注記事項

(セグメント情報)

【事業の種類別セグメント情報】

（訂正前）

	前連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）								
	楽器 （百万円）	ＡＶ・ ＩＴ （百万円）	リビング （百万円）	電子機器 電子金属 （百万円）	レクリエーション （百万円）	その他 （百万円）	計 （百万円）	消去 又は全社 （百万円）	連結 （百万円）
Ⅰ　売上高及び営業損益									
売上高									
(1) 外部顧客に対する売上高	293,430	78,257	44,765	76,892	20,100	26,061	539,506		539,506
(2) セグメント間の内部売上高又は振替高				2,131			2,131	△2,131	
計	293,430	78,257	44,765	79,023	20,100	26,061	541,638	△2,131	539,506
営業費用	282,950	73,839	43,303	49,005	21,211	26,272	496,581	△2,131	494,450
営業利益又は営業損失(△)	10,480	4,418	1,462	30,018	△1,110	△211	45,056		45,056
Ⅱ　資産、減価償却費及び資本的支出									
資産	247,863	42,075	19,011	51,978	53,843	93,958	508,731		508,731
減価償却費	7,447	1,694	969	3,388	2,853	1,167	17,522		17,522
資本的支出	10,099	1,827	1,678	4,358	774	2,420	21,160		21,160

（注）　＜略＞

	当連結会計年度 （自　平成16年４月１日 至　平成17年３月31日）								
	楽器 （百万円）	ＡＶ・ ＩＴ （百万円）	リビング （百万円）	電子機器 電子金属 （百万円）	レクリエーション （百万円）	その他 （百万円）	計 （百万円）	消去 又は全社 （百万円）	連結 （百万円）
Ⅰ　売上高及び営業損益									
売上高									
(1) 外部顧客に対する売上高	302,617	77,720	42,844	69,048	18,290	23,557	534,079		534,079
(2) セグメント間の内部売上高又は振替高				2,143			2,143	△2,143	
計	302,617	77,720	42,844	71,192	18,290	23,557	536,222	△2,143	534,079
営業費用	288,434	74,069	42,869	51,221	20,543	23,388	500,527	△2,143	498,383
営業利益又は営業損失(△)	14,183	3,651	△24	19,970	△2,253	168	35,695		35,695
Ⅱ　資産、減価償却費減損損失及び資本的支出									
資産	279,126	41,855	16,382	46,380	17,582	104,250	505,577		505,577
減価償却費	7,819	1,492	1,518	4,183	2,621	1,322	18,958		18,958
減損損失	379	46	155	60	31,988	72	32,703		32,703
資本的支出	11,311	1,111	1,195	4,955	2,323	1,804	22,702		22,702

（注）　＜略＞

（訂正後）

	前連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）								
	楽器 （百万円）	ＡＶ・ ＩＴ （百万円）	リビング （百万円）	電子機器 電子金属 （百万円）	レクリエーション （百万円）	その他 （百万円）	計 （百万円）	消去 又は全社 （百万円）	連結 （百万円）
Ⅰ　売上高及び営業損益									
売上高									
(1) 外部顧客に対する売上高	293,430	78,257	44,765	76,892	20,100	26,061	539,506		539,506
(2) セグメント間の内部売上高又は振替高				2,131			2,131	△2,131	
計	293,430	78,257	44,765	79,023	20,100	26,061	541,638	△2,131	539,506
営業費用	282,950	73,839	43,303	49,005	21,211	26,272	496,581	△2,131	494,450
営業利益又は営業損失（△）	10,480	4,418	1,462	30,018	△1,110	△211	45,056		45,056
Ⅱ　資産、減価償却費及び資本的支出									
資産	246,067	42,075	19,011	53,131	54,487	93,958	508,731		508,731
減価償却費	7,447	1,694	969	3,388	2,853	1,167	17,522		17,522
資本的支出	10,099	1,827	1,678	4,358	774	2,420	21,160		21,160

（注）　＜略＞

	当連結会計年度 （自　平成16年４月１日 至　平成17年３月31日）								
	楽器 （百万円）	ＡＶ・ ＩＴ （百万円）	リビング （百万円）	電子機器 電子金属 （百万円）	レクリエーション （百万円）	その他 （百万円）	計 （百万円）	消去 又は全社 （百万円）	連結 （百万円）
Ⅰ　売上高及び営業損益									
売上高									
(1) 外部顧客に対する売上高	302,617	77,720	42,844	69,048	18,290	23,557	534,079		534,079
(2) セグメント間の内部売上高又は振替高				2,143			2,143	△2,143	
計	302,617	77,720	42,844	71,192	18,290	23,557	536,222	△2,143	534,079
営業費用	288,434	74,069	42,869	51,221	20,543	23,388	500,527	△2,143	498,383
営業利益又は営業損失（△）	14,183	3,651	△24	19,970	△2,253	168	35,695		35,695
Ⅱ　資産、減価償却費減損損失及び資本的支出									
資産	266,750	41,855	22,382	50,533	19,805	104,250	505,577		505,577
減価償却費	7,819	1,492	1,518	4,183	2,621	1,322	18,958		18,958
減損損失	379	46	155	60	31,988	72	32,703		32,703
資本的支出	11,311	1,111	1,195	4,955	2,323	1,804	22,702		22,702

（注）　＜略＞

December 26, 2005

YAMAHA CORPORATION
Representative: Shuji Ito, President and Representative Director
Stock code: 7951 Tokyo Stock Exchange (First Section)
Inquiries: Fumio Umeda, Accounting and Finance Manager
Tel: 81-53-460-2141

Notice Regarding the Partial Amendment of Accompanying Materials to Flash Report Consolidated Basis for Previous Fiscal Years

YAMAHA CORPORATION announced today the partial amendment of accompanying materials to the consolidated results for previous fiscal years as listed below.

- "Accompanying materials to Flash Report Consolidated Basis for the fiscal year ended March 31, 2003" announced on May 9, 2003 (p.2 of this document) Exhibit 2-1
- "Accompanying materials to Flash Report Consolidated Basis for the fiscal year ended March 31, 2004" announced on May 7, 2004 (p.3-4 of this document) Exhibit 2-2
- "Accompanying materials to Flash Report Consolidated Basis for the fiscal year ended March 31, 2005" announced on April 28, 2005 (p.5-6 of this document) Exhibit 2-3

1. Partial Amendment of Accompanying Materials to Flash Report Consolidated Basis for the Fiscal Year Ended March 31, 2003

(Amendments)

Page 18 (Segment Information) 1. Business Segments

• Amendments to assets, depreciation, and capital expenditures for FY2003 ended March 31, 2003, are underlined.

Prior to amendment

(FY2003 ended March 31, 2003) (Millions of yen)

	Musical instruments	AV/IT	Lifestyle-related products	Electronic equipment and metal products	Recreation	Others	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥292,647	¥83,670	¥46,031	¥60,554	¥20,903	¥20,956	¥524,763	¥ —	¥524,763
Intersegment sales or transfers	—	—	—	2,599	—	—	2,599	(2,599)	—
Total sales	292,647	83,670	46,031	63,153	20,903	20,956	527,363	(2,599)	524,763
Operating expenses	282,854	80,419	45,569	43,870	22,013	20,591	495,320	(2,599)	492,720
Operating income (loss)	¥ 9,792	¥ 3,250	¥ 461	¥19,282	¥(1,110)	¥ 365	¥ 32,043	¥ —	¥ 32,043
Assets	<u>¥255,247</u>	¥42,922	¥18,909	<u>¥53,011</u>	<u>¥58,849</u>	¥83,775	¥512,716	¥ —	¥512,716
Depreciation	8,001	1,807	1,002	2,845	2,932	996	17,586	—	17,586
Capital expenditures	¥ 9,067	¥ 1,503	¥ 911	¥ 3,320	¥ 728	¥ 1,352	¥ 16,883	¥ —	¥ 16,883

Notes have been omitted.

Following amendment

(FY2003 ended March 31, 2003) (Millions of yen)

	Musical instruments	AV/IT	Lifestyle-related products	Electronic equipment and metal products	Recreation	Others	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥292,647	¥83,670	¥46,031	¥60,554	¥20,903	¥20,956	¥524,763	¥ —	¥524,763
Intersegment sales or transfers	—	—	—	2,599	—	—	2,599	(2,599)	—
Total sales	292,647	83,670	46,031	63,153	20,903	20,956	527,363	(2,599)	524,763
Operating expenses	282,854	80,419	45,569	43,870	22,013	20,591	495,320	(2,599)	492,720
Operating income (loss)	¥ 9,792	¥ 3,250	¥ 461	¥19,282	¥(1,110)	¥ 365	¥ 32,043	¥ —	¥ 32,043
Assets	<u>¥254,395</u>	¥42,922	¥18,909	<u>¥53,813</u>	<u>¥58,899</u>	¥83,775	¥512,716	¥ —	¥512,716
Depreciation	8,001	1,807	1,002	2,845	2,932	996	17,586	—	17,586
Capital expenditures	¥ 9,067	¥ 1,503	¥ 911	¥ 3,320	¥ 728	¥ 1,352	¥ 16,883	¥ —	¥ 16,883

Notes have been omitted.

2. Partial Amendment of Accompanying Materials to Flash Report Consolidated Basis for the Fiscal Year Ended March 31, 2004

(Amendments)

Page 17 (Segment Information) 1. Business Segments

• Amendments to assets, depreciation, and capital expenditures for FY2004 ended March 31, 2004, and FY2003 ended March 31, 2003, are underlined.

Prior to amendment

(FY2004 ended March 31, 2004) (Millions of yen)

	Musical instruments	AV/IT	Lifestyle-related products	Electronic equipment and metal products	Recreation	Others	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	**¥293,430**	**¥78,257**	**¥44,765**	**¥76,892**	**¥20,100**	**¥26,061**	**¥539,506**	**¥ —**	**¥539,506**
Intersegment sales or transfers	**—**	**—**	**—**	**2,131**	**—**	**—**	**2,131**	**(2,131)**	**—**
Total sales	**293,430**	**78,257**	**44,765**	**79,023**	**20,100**	**26,061**	**541,638**	**(2,131)**	**539,506**
Operating expenses	**282,950**	**73,839**	**43,303**	**49,005**	**21,211**	**26,272**	**496,581**	**(2,131)**	**494,450**
Operating income (loss)	**¥ 10,480**	**¥ 4,418**	**¥ 1,462**	**¥30,018**	**¥(1,110)**	**¥ (211)**	**¥ 45,056**	**¥ —**	**¥ 45,056**
Assets	**¥247,863**	**¥42,075**	**¥19,011**	**¥51,978**	**¥53,843**	**¥93,958**	**¥508,731**	**¥ —**	**¥508,731**
Depreciation	**7,447**	**1,694**	**969**	**3,388**	**2,853**	**1,167**	**17,522**	**—**	**17,522**
Capital expenditures	**¥ 10,099**	**¥ 1,827**	**¥ 1,678**	**¥ 4,358**	**¥ 774**	**¥ 2,420**	**¥ 21,160**	**¥ —**	**¥ 21,160**

Notes have been omitted.

(FY2003 ended March 31, 2003) (Millions of yen)

	Musical instruments	AV/IT	Lifestyle-related products	Electronic equipment and metal products	Recreation	Others	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥292,647	¥83,670	¥46,031	¥60,554	¥20,903	¥20,956	¥524,763	¥ —	¥524,763
Intersegment sales or transfers	—	—	—	2,599	—	—	2,599	(2,599)	—
Total sales	292,647	83,670	46,031	63,153	20,903	20,956	527,363	(2,599)	524,763
Operating expenses	282,854	80,419	45,569	43,870	22,013	20,591	495,320	(2,599)	492,720
Operating income (loss)	¥ 9,792	¥ 3,250	¥ 461	¥19,282	¥(1,110)	¥ 365	¥ 32,043	¥ —	¥ 32,043
Assets	¥255,247	¥42,922	¥18,909	¥53,011	¥58,849	¥83,775	¥512,716	¥ —	¥512,716
Depreciation	8,001	1,807	1,002	2,845	2,932	996	17,586	—	17,586
Capital expenditures	¥ 9,067	¥ 1,503	¥ 911	¥ 3,320	¥ 728	¥ 1,352	¥ 16,883	¥ —	¥ 16,883

Following amendment

(FY2004 ended March 31, 2004) (Millions of yen)

	Musical instruments	AV/IT	Lifestyle-related products	Electronic equipment and metal products	Recreation	Others	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	**¥293,430**	**¥78,257**	**¥44,765**	**¥76,892**	**¥20,100**	**¥26,061**	**¥539,506**	**¥ —**	**¥539,506**
Intersegment sales or transfers	**—**	**—**	**—**	**2,131**	**—**	**—**	**2,131**	**(2,131)**	**—**
Total sales	**293,430**	**78,257**	**44,765**	**79,023**	**20,100**	**26,061**	**541,638**	**(2,131)**	**539,506**
Operating expenses	**282,950**	**73,839**	**43,303**	**49,005**	**21,211**	**26,272**	**496,581**	**(2,131)**	**494,450**
Operating income (loss)	**¥ 10,480**	**¥ 4,418**	**¥ 1,462**	**¥30,018**	**¥(1,110)**	**¥ (211)**	**¥ 45,056**	**¥ —**	**¥ 45,056**
Assets	**¥246,067**	**¥42,075**	**¥19,011**	**¥53,131**	**¥54,487**	**¥93,958**	**¥508,731**	**¥ —**	**¥508,731**
Depreciation	**7,447**	**1,694**	**969**	**3,388**	**2,853**	**1,167**	**17,522**	**—**	**17,522**
Capital expenditures	**¥ 10,099**	**¥ 1,827**	**¥ 1,678**	**¥ 4,358**	**¥ 774**	**¥ 2,420**	**¥ 21,160**	**¥ —**	**¥ 21,160**

Notes have been omitted.

(FY2003 ended March 31, 2003) (Millions of yen)

	Musical instruments	AV/IT	Lifestyle-related products	Electronic equipment and metal products	Recreation	Others	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥292,647	¥83,670	¥46,031	¥60,554	¥20,903	¥20,956	¥524,763	¥ —	¥524,763
Intersegment sales or transfers	—	—	—	2,599	—	—	2,599	(2,599)	—
Total sales	292,647	83,670	46,031	63,153	20,903	20,956	527,363	(2,599)	524,763
Operating expenses	282,854	80,419	45,569	43,870	22,013	20,591	495,320	(2,599)	492,720
Operating income (loss)	¥ 9,792	¥ 3,250	¥ 461	¥19,282	¥(1,110)	¥ 365	¥ 32,043	¥ —	¥ 32,043
Assets	¥254,395	¥42,922	¥18,909	¥53,813	¥58,899	¥83,775	¥512,716	¥ —	¥512,716
Depreciation	8,001	1,807	1,002	2,845	2,932	996	17,586	—	17,586
Capital expenditures	¥ 9,067	¥ 1,503	¥ 911	¥ 3,320	¥ 728	¥ 1,352	¥ 16,883	¥ —	¥ 16,883

3. Partial Amendment of Accompanying Materials to Flash Report Consolidated Basis for the Fiscal Year Ended March 31, 2005

(Amendments)

Page 26 (Segment Information) 1. Business Segments

- Amendments to assets, depreciation and amortization, impairment loss, and capital expenditures for FY2005 ended March 31, 2005, and assets, depreciation and amortization, and capital expenditures for FY2004 ended March 31, 2004, are underlined.

Prior to amendment

(FY2005 ended March 31, 2005)

(Millions of yen)

	Musical instruments	AV/IT	Lifestyle-related products	Electronic equipment and metal products	Recreation	Others	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥302,617	¥77,720	¥42,844	¥69,048	¥18,290	¥ 23,557	¥534,079	¥ —	¥534,079
Intersegment sales or transfers	—	—	—	2,143	—	—	2,143	(2,143)	—
Total sales	302,617	77,720	42,844	71,192	18,290	23,557	536,222	(2,143)	534,079
Operating expenses	288,434	74,069	42,869	51,221	20,543	23,388	500,527	(2,143)	498,383
Operating income (loss)	¥ 14,183	¥ 3,651	¥ (24)	¥19,970	¥(2,253)	¥ 168	¥ 35,695	¥ —	¥ 35,695
Assets	¥279,126	¥41,855	¥16,382	¥46,380	¥17,582	¥104,250	¥505,577	¥ —	¥505,577
Depreciation and amortization	7,819	1,492	1,518	4,183	2,621	1,322	18,958	—	18,958
Impairment loss	379	46	155	60	31,988	72	32,703	—	32,703
Capital expenditures	¥ 11,311	¥ 1,111	¥ 1,195	¥ 4,955	¥ 2,323	¥ 1,804	¥ 22,702	¥ —	¥ 22,702

Notes have been omitted.

(FY2004 ended March 31, 2004)

(Millions of yen)

	Musical instruments	AV/IT	Lifestyle-related products	Electronic equipment and metal products	Recreation	Others	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥293,430	¥78,257	¥44,765	¥76,892	¥20,100	¥26,061	¥539,506	¥ —	¥539,506
Intersegment sales or transfers	—	—	—	2,131	—	—	2,131	(2,131)	—
Total sales	293,430	78,257	44,765	79,023	20,100	26,061	541,638	(2,131)	539,506
Operating expenses	282,950	73,839	43,303	49,005	21,211	26,272	496,581	(2,131)	494,450
Operating income (loss)	¥ 10,480	¥ 4,418	¥ 1,462	¥30,018	¥(1,110)	¥ (211)	¥ 45,056	¥ —	¥ 45,056
Assets	¥247,863	¥42,075	¥19,011	¥51,978	¥53,843	¥93,958	¥508,731	¥ —	¥508,731
Depreciation and amortization	7,447	1,694	969	3,388	2,853	1,167	17,522	—	17,522
Capital expenditures	¥ 10,099	¥ 1,827	¥ 1,678	¥ 4,358	¥ 774	¥ 2,420	¥ 21,160	¥ —	¥ 21,160

Following amendment

(FY2005 ended March 31, 2005)

(Millions of yen)

	Musical instruments	AV/IT	Lifestyle-related products	Electronic equipment and metal products	Recreation	Others	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	**¥302,617**	**¥77,720**	**¥42,844**	**¥69,048**	**¥18,290**	**¥ 23,557**	**¥534,079**	**¥ —**	**¥534,079**
Intersegment sales or transfers	**—**	**—**	**—**	**2,143**	**—**	**—**	**2,143**	**(2,143)**	**—**
Total sales	**302,617**	**77,720**	**42,844**	**71,192**	**18,290**	**23,557**	**536,222**	**(2,143)**	**534,079**
Operating expenses	**288,434**	**74,069**	**42,869**	**51,221**	**20,543**	**23,388**	**500,527**	**(2,143)**	**498,383**
Operating income (loss)	**¥ 14,183**	**¥ 3,651**	**¥ (24)**	**¥19,970**	**¥(2,253)**	**¥ 168**	**¥ 35,695**	**¥ —**	**¥ 35,695**
Assets	**¥266,750**	**¥41,855**	**¥22,382**	**¥50,533**	**¥19,805**	**¥104,250**	**¥505,577**	**¥ —**	**¥505,577**
Depreciation and amortization	**7,819**	**1,492**	**1,518**	**4,183**	**2,621**	**1,322**	**18,958**	**—**	**18,958**
Impairment loss	**379**	**46**	**155**	**60**	**31,988**	**72**	**32,703**	**—**	**32,703**
Capital expenditures	**¥ 11,311**	**¥ 1,111**	**¥ 1,195**	**¥ 4,955**	**¥ 2,323**	**¥ 1,804**	**¥ 22,702**	**¥ —**	**¥ 22,702**

Notes have been omitted.

(FY2004 ended March 31, 2004)

(Millions of yen)

	Musical instruments	AV/IT	Lifestyle-related products	Electronic equipment and metal products	Recreation	Others	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥293,430	¥78,257	¥44,765	¥76,892	¥20,100	¥26,061	¥539,506	¥ —	¥539,506
Intersegment sales or transfers	—	—	—	2,131	—	—	2,131	(2,131)	—
Total sales	293,430	78,257	44,765	79,023	20,100	26,061	541,638	(2,131)	539,506
Operating expenses	282,950	73,839	43,303	49,005	21,211	26,272	496,581	(2,131)	494,450
Operating income (loss)	¥ 10,480	¥ 4,418	¥ 1,462	¥30,018	¥(1,110)	¥ (211)	¥ 45,056	¥ —	¥ 45,056
Assets	¥246,067	¥42,075	¥19,011	¥53,131	¥54,487	¥93,958	¥508,731	¥ —	¥508,731
Depreciation and amortization	7,447	1,694	969	3,388	2,853	1,167	17,522	—	17,522
Capital expenditures	¥ 10,099	¥ 1,827	¥ 1,678	¥ 4,358	¥ 774	¥ 2,420	¥ 21,160	¥ —	¥ 21,160

半 期 報 告 書

（第182期中）　自　平成17年４月１日
　　　　　　　至　平成17年９月30日

静岡県浜松市中沢町10番１号

ヤマハ株式会社

(391001)

第182期中（自平成17年４月１日　至平成17年９月30日）

半　期　報　告　書

1　本書は半期報告書を証券取引法第27条の30の２に規定する開示用電子情報処理組織(EDINET)を使用して、平成17年12月27日に提出したデータに目次及び頁を付して出力・印刷したものであります。
2　本書には、上記の方法により提出した半期報告書に添付された中間監査報告書を末尾に綴じ込んでおります。

ヤマハ株式会社

目　　次

【表紙】

【提出書類】	半期報告書
【提出先】	関東財務局長
【提出日】	平成17年12月27日
【中間会計期間】	第182期中(自　平成17年４月１日　至　平成17年９月30日)
【会社名】	ヤマハ株式会社
【英訳名】	YAMAHA CORPORATION
【代表者の役職氏名】	代表取締役社長　　伊　藤　修　二
【本店の所在の場所】	静岡県浜松市中沢町10番１号
【電話番号】	053(460)2141
【事務連絡者氏名】	経理・財務部長　　梅　田　史　生
【最寄りの連絡場所】	東京都港区高輪二丁目17番11号 当社　営業経理センター
【電話番号】	03(5488)6611
【事務連絡者氏名】	営業経理センター長　　須　藤　和　成
【縦覧に供する場所】	ヤマハ株式会社営業経理センター (東京都港区高輪二丁目17番11号) ヤマハ株式会社営業事業所管理センター大阪事務所 (大阪市中央区南船場三丁目12番９号) 株式会社東京証券取引所 (東京都中央区日本橋兜町２番１号)

第一部 【企業情報】

第1 【企業の概況】

1 【主要な経営指標等の推移】

(1) 連結経営指標等

回次	第180期中	第181期中	第182期中	第180期	第181期
会計期間	自 平成15年4月1日 至 平成15年9月30日	自 平成16年4月1日 至 平成16年9月30日	自 平成17年4月1日 至 平成17年9月30日	自 平成15年4月1日 至 平成16年3月31日	自 平成16年4月1日 至 平成17年3月31日
売上高 (百万円)	266,290	268,584	257,193	539,506	534,079
経常利益 (百万円)	29,756	28,288	21,338	51,036	41,302
中間(当期)純利益又は中間純損失(△) (百万円)	26,258	△6,115	16,524	43,541	19,697
純資産額 (百万円)	242,558	253,635	298,514	259,731	275,200
総資産額 (百万円)	536,376	524,656	521,751	508,731	505,577
1株当たり純資産額 (円)	1,176.57	1,230.33	1,448.12	1,259.28	1,334.51
1株当たり中間(当期)純利益又は中間純損失(△) (円)	127.38	△29.66	80.16	210.63	95.06
潜在株式調整後1株当たり中間(当期)純利益 (円)	117.52	―	80.08	196.01	93.88
自己資本比率 (%)	45.2	48.3	57.2	51.1	54.4
営業活動によるキャッシュ・フロー (百万円)	10,687	7,823	△9,099	58,349	39,588
投資活動によるキャッシュ・フロー (百万円)	△8,846	△10,203	△8,929	△18,775	△12,896
財務活動によるキャッシュ・フロー (百万円)	△1,608	12,638	△4,891	△50,141	△8,306
現金及び現金同等物の中間期末(期末)残高 (百万円)	42,808	42,019	29,639	31,245	50,393
従業員数(外、平均臨時雇用者数) (名)	19,060 (5,700)	18,822 (5,851)	19,375 (6,212)	18,842 (5,061)	18,574 (5,254)

(注) 1 売上高には、消費税等は含まれておりません。

2 持分法適用会社1社において転換社債を発行しておりますが、第181期中間連結会計期間の潜在株式調整後1株当たり中間純利益は、中間純損失が計上されているため、記載しておりません。

(2) 提出会社の経営指標等

回次		第180期中	第181期中	第182期中	第180期	第181期
会計期間		自 平成15年4月1日 至 平成15年9月30日	自 平成16年4月1日 至 平成16年9月30日	自 平成17年4月1日 至 平成17年9月30日	自 平成15年4月1日 至 平成16年3月31日	自 平成16年4月1日 至 平成17年3月31日
売上高	(百万円)	179,907	187,605	170,183	345,354	341,546
経常利益	(百万円)	19,763	22,574	12,861	28,118	25,145
中間(当期)純利益又は中間純損失(△)	(百万円)	19,288	△13,617	9,150	25,579	264
資本金	(百万円)	28,533	28,534	28,534	28,534	28,534
発行済株式総数	(株)	206,523,263	206,524,626	206,524,626	206,524,626	206,524,626
純資産額	(百万円)	169,342	161,984	183,009	179,982	172,791
総資産額	(百万円)	356,379	324,895	303,065	337,029	318,071
1株当たり純資産額	(円)	820.65	785.03	887.00	871.65	836.97
1株当たり中間(当期)純利益又は中間純損失(△)	(円)	93.47	△65.99	44.35	123.38	0.80
潜在株式調整後1株当たり中間(当期)純利益	(円)	89.35	—	—	118.36	—
1株当たり中間(年間)配当額	(円)	5	7.5	10	15	20
自己資本比率	(%)	47.5	49.9	60.4	53.4	54.3
従業員数	(名)	6,074	5,921	5,815	5,920	5,798

(注) 1 売上高には、消費税等は含まれておりません。
2 第181期中間会計期間の潜在株式調整後1株当たり中間純利益は、中間純損失が計上されており、また潜在株式が存在しないため、記載しておりません。
3 第181期の潜在株式調整後1株当たり当期純利益は、潜在株式が存在しないため、記載しておりません。
4 第182期中間会計期間の潜在株式調整後1株当たり中間純利益は、潜在株式が存在しないため、記載しておりません。

2 【事業の内容】

当中間連結会計期間において、当社グループが営む事業の内容について、重要な変更事項はありません。また、主要な関係会社に異動はありません。

3 【関係会社の状況】

当中間連結会計期間において、重要な関係会社の異動はありません。

4 【従業員の状況】

(1) 連結会社の状況

(平成17年9月30日現在)

事業の種類別セグメントの名称	従業員数(名)
楽器	13,346 (4,733)
AV・IT	2,709 (614)
電子機器・電子金属	956 (42)
リビング	885 (282)
レクリエーション	627 (482)
その他	852 (59)
合計	19,375 (6,212)

(注) 1 従業員数は就業人員数であります。
2 従業員数欄の(外書)は、臨時従業員の当中間連結会計期間の平均雇用人員であります。

(2) 提出会社の状況

(平成17年9月30日現在)

従業員数(名)	5,815

(注) 従業員数は就業人員数であります。

(3) 労働組合の状況

特記すべき事項はありません。

第２　【事業の状況】

１　【業績等の概要】

(1) 業績

当中間連結会計期間におけるわが国経済は、企業収益の改善を背景に民間設備投資が増加し、個人消費も回復傾向を見せるなど、概ね堅調に推移しました。また、原油価格の高騰による景気への悪影響が懸念されましたが、米国経済の拡大、アジア地域の成長が続きました。

このような状況の中で当社は、中期経営計画「ＹＳＤ５０」の目標実現に向けて諸施策を実施してまいりました。

販売状況につきましては、リビング事業は売上げを伸ばしましたが、楽器事業、ＡＶ・ＩＴ事業、電子機器・電子金属事業、レクリエーション事業及びその他の事業が売上げ減少となりました。特に電子機器・電子金属事業は、大幅な売上げ減少となりました。

以上により、当中間連結会計期間の売上高は2,571億93百万円（前年同期比4.2％減少）となりました。このうち、国内売上高は1,493億22百万円（前年同期比8.8％減少）、海外売上高は1,078億71百万円（前年同期比2.9％増加）となりました。

損益につきましては、営業利益143億67百万円（前年同期比40.6％減少）、経常利益213億38百万円（前年同期比24.6％減少）となり、中間純利益は165億24百万円（前年同期は中間純損失61億15百万円）となりました。

事業の種類別セグメントの業績を示すと、次の通りです。

（楽器事業）

楽器は、海外市場では増収となりましたが、国内市場では減収となりました。

ピアノは、海外市場が好調に推移したことから売上げ増加となりました。電子楽器は、音響機器が好調に売上げを伸ばしましたが、エレクトーンとポータブルキーボードの売上げ減少を補うことができず、減収となりました。管・弦・打楽器は、管楽器が好調に推移し、売上げを伸ばしました。

音楽教室、英語教室は在籍生徒数が増加し、全体で売上げを伸ばしました。

コンテンツ配信は、売上げ増加となりました。

以上により、当事業の売上高は1,507億70百万円（前年同期比0.3％減少）、営業利益は80億74百万円（前年同期比18.4％減少）となりました。

（ＡＶ・ＩＴ事業）

オーディオは、ホームシアターのシステム商品が、北米市場では売上げを伸ばしましたが、国内、欧州市場で振るわず、売上げ減少となりました。情報通信機器は、企業向けルーターが競争激化により減収となりました。

以上により、当事業の売上高は354億54百万円（前年同期比3.7％減少）、営業利益は６億62百万円（前年同期比72.8％減少）となりました。

（電子機器・電子金属事業）

半導体は、携帯電話用音源ＬＳＩが、販売数量の減少と単価ダウンにより売上げ減少となりました。また、電子金属事業も売上げ減少となりました。

以上により、当事業の売上高は283億30百万円（前年同期比26.2％減少）、営業利益は51億14百万円（前年同期比61.2％減少）となりました。

（リビング事業）

ショールームの整備など顧客との接点拡充、商品力の強化を図る中で、主力商品のシステムキッチンが大幅に伸長したことから、売上げ増加となりました。また、損益は、売上げ増加と経費削減効果により、改善されました。

以上により、当事業の売上高は226億17百万円（前年同期比6.6％増加）、営業利益は10億42百万円（前年同期は営業損失１億15百万円）となりました。

（レクリエーション事業）

レクリエーション事業は、集客数の減少により売上げ減少となりましたが、損益につきましては、経費削減効果により改善しました。

以上により、当事業の売上高は89億43百万円（前年同期比5.0％減少）、営業損失は６億64百万円（前年同期は営業損失11億54百万円）となりました。

（その他の事業）

ゴルフ事業及び自動車用内装部品事業は、売上げ横這いとなりましたが、ＦＡ事業、金型・部品事業は、売上げ減少となりました。

以上により、当事業の売上高は110億77百万円（前年同期比4.4％減少）、営業利益は１億38百万円（前年同期は営業損失54百万円）となりました。

所在地別セグメントの業績を示すと、次の通りです。

日本は、売上高1,547億52百万円（前年同期比9.8％減少）、営業利益は117億10百万円（前年同期比49.7％減少）、北米は、売上高410億65百万円（前年同期比4.7％増加）、営業利益は15億96百万円（前年同期比20.2％減少）、欧州は、売上高385億85百万円（前年同期比0.8％減少）、営業利益は16億79百万円（前年同期比24.8％減少）、アジア・オセアニア・その他の地域は、売上高227億90百万円（前年同期比20.3％増加）、営業利益は27億81百万円（前年同期比0.6％減少）となりました。

(2) キャッシュ・フローの状況

当中間連結会計期間における現金及び現金同等物（以下「資金」という。）は、224億39百万円減少（前中間連結会計期間は111億12百万円増加）し、当中間連結会計期間末残高は296億39百万円となりました。

（営業活動によるキャッシュ・フロー）

税金等調整前中間純利益が221億48百万円（前中間連結会計期間は税金等調整前中間純損失42億81百万円）となりましたが、営業活動の結果使用した資金は90億99百万円（前中間連結会計期間に得られた資金は78億23百万円）となりました。

（投資活動によるキャッシュ・フロー）

設備投資の実施等により、投資活動の結果使用した資金は89億29百万円（前中間連結会計期間に使用した資金は102億３百万円）となりました。

（財務活動によるキャッシュ・フロー）

長期借入金の返済等により、財務活動の結果使用した資金は48億91百万円（前中間連結会計期間に得られた資金は126億38百万円）となりました。

2 【生産、受注及び販売の状況】

(1) 生産実績

当中間連結会計期間における生産実績を事業の種類別セグメントごとに示すと、次の通りであります。

事業の種類別セグメントの名称	生産高(百万円)	前年同期比(%)
楽器	108,017	97.7
AV・IT	34,739	92.4
電子機器・電子金属	27,657	66.8
リビング	20,435	104.7
その他	10,124	97.9
合計	200,973	91.6

(注) 1 金額は平均販売価格によっており、セグメント間の内部振替後の数値によっております。
2 上記の金額には、消費税等は含まれておりません。

(2) 受注実績

当社グループは、製品の性質上、原則として見込生産を行っております。

(3) 販売実績

当中間連結会計期間における販売実績を事業の種類別セグメントごとに示すと、次の通りであります。

事業の種類別セグメントの名称	販売高(百万円)	前年同期比(%)
楽器	150,770	99.7
AV・IT	35,454	96.3
電子機器・電子金属	28,330	73.8
リビング	22,617	106.6
レクリエーション	8,943	95.0
その他	11,077	95.6
合計	257,193	95.8

(注) 1 金額は外部顧客に対する売上高であります。
2 上記の金額には、消費税等は含まれておりません。

3 【対処すべき課題】

当中間連結会計期間において、当社グループの事業上及び財務上の対処すべき課題に重要な変更及び新たに生じた課題はありません。

4 【経営上の重要な契約等】

当中間連結会計期間において、経営上の重要な契約等は行われておりません。

5 【研究開発活動】

当社グループでは、コアコンピタンスである「音・音楽」を中心に、グループの総合力を活かした独創的な新商品・新規事業創出に向けた研究開発活動を進めており、様々な場面での新たな音楽の楽しみ方を提案するため、音源、通信・ネットワーク、ＤＳＰ、デバイス等の要素技術やその応用に関する研究開発に取り組んでおります。

当社グループの研究開発体制は、楽器事業、ＡＶ・ＩＴ事業、電子機器事業は当社、電子金属事業はヤマハメタニクス㈱、リビング事業はヤマハリビングテック㈱、その他の事業は当社及びヤマハファインテック㈱の技術開発部門が主となって構成しております。

当中間連結会計期間における主な成果を事業の種類別セグメントで示すと次の通りであります。

なお、当中間連結会計期間の研究開発費の総額は114億58百万円であります。

１　楽器事業

ピアノ、電子楽器関連では、一般向け最高級グランドピアノ「Ｓシリーズ」の新製品として、素材や製法を細部にわたって見直し、コンサートグランドピアノの音質・表現力に迫るクオリティを実現した「Ｓ４Ｂ」、「Ｓ６Ｂ」、コンパクトでスタイリッシュなデザインを採用したエレクトロニックピアノ「Ｐ－１４０／１４０Ｓ」、高品位のピアノ音色と優れたパフォーマンス性能を実現したミュージックシンセサイザー「Ｓ９０　ＥＳ」等を開発し商品化しました。

弦楽器関連では、アコースティックバイオリン「Ｂｒａｖｉｏｌ」に新開発のピックアップを搭載し、演奏音を忠実に増幅できるエレクトリックアコースティックバイオリン「Ｖ２０Ｅ」、「Ｖ６０Ｅ」を開発し商品化しました。

音響機器関連では、デジタルミキサー、ハードディスクレコーダー、ＣＤ－ＲＷドライブなどを一体化し、楽器やボーカルの多重録音からＣＤ制作までを１台で行えるオールインワンタイプのプロフェッショナルオーディオワークステーション「ＡＷ１６００」、「ＡＷ２４００」を開発し商品化しました。

コンテンツ配信関連では、月間1,800万ページビューの人気音楽コミュニティサイト「プレイヤーズ王国」で、ポッドキャスティングサービスを開始しました。アップルコンピュータ㈱のｉＴｕｎｅｓ４．９に代表されるポッドキャスティング対応ソフトに好みのジャンルを登録することでｉＰＯＤ等のＭＰ３プレーヤに自動転送することが可能になり、利便性の向上を図ることでさらに利用者の拡大を目指します。

研究開発費は56億32百万円であります。

２　ＡＶ・ＩＴ事業

ＡＶ機器関連では、ワンボディで本格的なリアル5.1サラウンドを楽しめるホームシアターシステムとして好評を博した「ＹＳＰ－１」の後継機種として、薄型大画面テレビとの組み合わせに最適なデジタル・サウンド・プロジェクター「ＹＳＰ－８００」、「ＹＳＰ－１０００」を開発し商品化しました。「ＹＳＰ－８００」は欧州ＥＩＳＡ賞のホームシアター部門においてＨＴイノベーション・オブ・ジ・イヤー２００５－２００６を受賞しました。

情報通信機器関連では、「ＲＴシリーズ」の新モデルとして、中小規模ネットワークにおけるＶＰＮソリューションに対応し、使いやすさ・わかりやすさを追及したイーサアクセスＶＰＮルーター「ＲＴ１０７ｅ」を開発し商品化しました。

研究開発費は25億17百万円であります。

3　電子機器・電子金属事業

電子機器関連では、携帯電話用ＬＳＩ並びに次世代のデバイスの開発を進めております。携帯電話端末のマルチメディア化に伴い多様化するオーディオソースを自在に加工・再生可能な、高音質・高機能オーディオプロセッサーＬＳＩとして、「ＡｕｄｉｏＥｎｇｉｎｅ™」シリーズ３品番を開発し商品化しました。当社の携帯電話用音源ＬＳＩはこれまでに総累計出荷数量６億個を超える幅広い採用実績があり、音響機器、電子楽器、ホームシアターなどで培ったヤマハの音・音楽に関する技術を結集し、音質向上はもとより、音を活用した魅力的なコンテンツプラットフォームの提案を継続しております。

電子金属関連では、銅合金と銅系コネクター材の技術開発を進めております。

研究開発費は21億71百万円であります。

4　リビング事業

システムキッチン関連では、インテリア性と機能性で好評の「ドルチェ」「ベリー」シリーズにリフォーム対応に優れた３つのアイテムとして、お求めやすい価格のオープンキッチン、ユニバーサルデザイン・キッチン、取替えが簡単なコンパクトサイズのキッチンを追加しました。着実に伸長しているリフォーム市場に向け、リフォーム提案商材を開発し商品力の向上を図ります。

システムバス関連では、「ビュート」にＷ（ダブル）保温仕様を追加し、浴室内の温度と浴槽内の湯温が冷めにくい省エネ効果を持たせました。

研究開発費は６億８百万円であります。

5　その他の事業

ゴルフ用品では、好評の「ｉ．Ｆ．Ｆ．」シリーズの新製品として、上級者向けのフェアウェイウッド「ｉ．Ｆ．Ｆ．ｔｏｕｒ　ｍｏｄｅｌ」等を開発し商品化しました。

自動車用内装部品関連では、楽器製造で培われた木材の処理・加工・接着・着色などの技術を活かした商品開発を進めており国内外の自動車メーカーに納入し高い評価を得ております。

ＦＡ機器関連では、ファインピッチのフレキシブル基板の効率的で正確な検査を可能にする、ステップ・アンド・リピート方式の導通絶縁検査装置マイクロプローバ「ＭＲ４０２」等を開発し商品化しました。

研究開発費は５億28百万円であります。

当社グループの当中間連結会計期間末における日本での特許及び実用新案の合計所有件数は4,672件であります。

（注）「ｉＴｕｎｅｓ４．９」「ｉＰＯＤ」は、Apple Computer, inc.の登録商標です。

第３　【設備の状況】

１　【主要な設備の状況】

当中間連結会計期間において、主要な設備に重要な異動はありません。

２　【設備の新設、除却等の計画】

当中間連結会計期間において、前連結会計年度末に計画した重要な設備の新設、除却等について、重要な変更はありません。

また、当中間連結会計期間において、新たに確定した重要な設備の新設、除却等の計画はありません。

第４ 【提出会社の状況】

１ 【株式等の状況】

(1) 【株式の総数等】

① 【株式の総数】

種類	会社が発行する株式の総数(株)
普通株式	700,000,000
計	700,000,000

(注) 定款での定めは、次の通りであります。
当会社が発行する株式の総数は、７億株とする。
但し、株式の消却が行われた場合は、これに相当する株式数を減ずる。

② 【発行済株式】

種類	中間会計期間末現在発行数(株)(平成17年９月30日)	提出日現在発行数(株)(平成17年12月27日)	上場証券取引所名又は登録証券業協会名	内容
普通株式	206,524,626	206,524,626	東京証券取引所(市場第一部)	―
計	206,524,626	206,524,626	―	―

(2) 【新株予約権等の状況】

該当事項はありません。

(3) 【発行済株式総数、資本金等の状況】

年月日	発行済株式総数増減数(株)	発行済株式総数残高(株)	資本金増減額(百万円)	資本金残高(百万円)	資本準備金増減額(百万円)	資本準備金残高(百万円)
平成17年９月30日	―	206,524,626	―	28,534	―	40,054

(4) 【大株主の状況】

(平成17年９月30日現在)

氏名又は名称	住所	所有株式数(千株)	発行済株式総数に対する所有株式数の割合(%)
日本マスタートラスト信託銀行株式会社(信託口)	東京都港区浜松町二丁目11番３号	19,074	9.24
日本トラスティ・サービス信託銀行株式会社(信託口)	東京都中央区晴海一丁目８番11号	13,586	6.58
三井住友海上火災保険株式会社	東京都中央区新川二丁目27番２号	8,918	4.32
みずほ信託退職給付信託 みずほ銀行口再信託受託者 資産管理サービス信託	東京都中央区晴海一丁目８番12号 晴海アイランドトリトンスクエアオフィスタワーＺ棟	8,779	4.25
株式会社静岡銀行	静岡県静岡市葵区呉服町一丁目10番地	8,349	4.04
住友生命保険相互会社(常任代理人　日本トラスティ・サービス信託銀行株式会社)	大阪府大阪市中央区城見一丁目４番35号(東京都中央区晴海一丁目８番11号)	7,300	3.53
日本生命保険相互会社	東京都千代田区丸の内一丁目６番６号 日本生命証券管理部内	6,482	3.14
ステート　ストリート　バンク　アンド　トラスト　カンパニー(常任代理人　株式会社みずほコーポレート銀行兜町証券決済業務室)	P.O.BOX 351 BOSTON MASSACHUSETTS 02101 USA(東京都中央区日本橋兜町６番７号)	5,922	2.87
株式会社みずほコーポレート銀行(常任代理人　資産管理サービス信託銀行株式会社)	東京都千代田区丸の内一丁目３番３号(東京都中央区晴海一丁目８番12号 晴海アイランドトリトンスクエアオフィスタワーＺ棟)	5,775	2.80
ビー・エヌ・ピー・パリバ・セキュリティーズ(ジャパン)リミテッド(ビーエヌピーパリバ証券会社)	東京都千代田区大手町一丁目７番２号 東京サンケイビル	3,518	1.70
計	―	87,708	42.47

(注) 1　上記の所有株式数のうち、信託業務に係る株式数は次の通りであります。

日本マスタートラスト信託銀行株式会社(信託口)	19,074千株
日本トラスティ・サービス信託銀行株式会社(信託口)	13,586千株
みずほ信託退職給付信託 みずほ銀行口再信託受託者 資産管理サービス信託	8,779千株

2　株式会社みずほコーポレート銀行は、上記以外に当社株式850千株をみずほ信託銀行株式会社へ信託財産として委託しております。信託契約書上、議決権の行使は株式会社みずほコーポレート銀行が指図権を留保しております。

3　みずほ信託退職給付信託みずほ銀行口再信託受託者資産管理サービス信託の所有株式数8,779千株のうち、8,288千株について、委託者である株式会社みずほ銀行が議決権の指図権を留保しております。

4　野村證券株式会社から、平成17年６月15日付で提出された大量保有報告書により同社及び共同保有者(計４名)が次の通り株式を保有している旨の報告を受けておりますが、当社として当中間会計期間末時点における所有株式数の確認ができないため、上記大株主の状況には含めておりません。

大量保有者(共同保有)	住所	所有株式数(千株)	発行済株式総数に対する所有株式数の割合(%)
野村證券株式会社	東京都中央区日本橋一丁目９番１号	262	0.13
NOMURA INTERNATIONAL PLC	Nomura House 1, St.Martin' s-le Grand London EC1A 4NP, England	50	0.02
野村アセットマネジメント株式会社	東京都中央区日本橋一丁目12番１号	16,473	7.98
野村信託銀行株式会社	東京都千代田区大手町二丁目２番２号	51	0.02
計	―	16,837	8.15

5　モルガン・スタンレー・ジャパン・リミテッドから、平成17年10月６日付で提出された大量保有報告書により同社及び共同保有者(計10名)が次の通り株式を保有している旨の報告を受けておりますが、当社として当中間会計期間末時点における所有株式数の確認ができないため、上記大株主の状況には含めておりません。

大量保有者 (共同保有)	住所	所有株式数 (千株)	発行済株式総数に対する 所有株式数の割合(%)
モルガン・スタンレー・ ジャパン・リミテッド	ケイマン諸島、グランドケイマン、 ジョージタウン、サウスチャーチ・ ストリート、 ユグランドハウス私書箱309号	2,248	1.09
モルガン・スタンレー・ アンド・カンパニー・ インコーポレーテッド	1585 Broadway, New York, NY 10036	329	0.16
モルガン・スタンレー・ アンド・カンパニー・ インターナショナル・ リミテッド	25 Cabot Square Canary Wharf London E14 4QA U.K.	1,777	0.86
モルガン・スタンレー・ キャピタル(ルクセンブルグ) エス・エー	8-10 rue Mathias Hardt, L-1717 Luxembourg	266	0.13
エムエスディーダブリュ・ エクイティー・ ファイナンシング・ サービセズ(ルクス)エス・ アー・エール・エル	8-10 rue Mathias Hardt, L-1717 Luxembourg	1,300	0.63
モルガン・スタンレー・ インベストメント・ マネジメント・リミテッド	25 Cabot Square Canary Wharf London E14 4QA U.K.	3,168	1.53
モルガン・スタンレー・ アセット・マネジメント 投信株式会社	〒150-6009 東京都渋谷区恵比寿四丁目20番３号 恵比寿ガーデンプレイスタワー	1,431	0.69
モルガン・スタンレー・ インベストメント・ マネジメント・インク	1221 Avenue of the Americas, New York, NY 10020, USA	1,411	0.68
ヴァン・カンペン・アセット・ マネジメント	1221 Avenue of the Americas, New York, NY 10020, USA	3	0.00
モルガン・スタンレー・ インベストメント・ アドバイザーズ・インク	1221 Avenue of the Americas, New York, NY 10020, USA	67	0.03
計	―	12,004	5.81

(5) 【議決権の状況】

① 【発行済株式】

(平成17年９月30日現在)

区分	株式数(株)	議決権の数(個)	内容
無議決権株式	―	―	―
議決権制限株式(自己株式等)	―	―	―
議決権制限株式(その他)	―	―	―
完全議決権株式(自己株式等)	(自己保有株式) 普通株式 201,000	―	―
完全議決権株式(その他)	普通株式 206,054,500	2,060,545	―
単元未満株式	普通株式 269,126	―	―
発行済株式総数	206,524,626	―	―
総株主の議決権	―	2,060,545	―

(注) 「完全議決権株式(その他)」には証券保管振替機構名義の株式1,000株(議決権10個)が含まれております。

② 【自己株式等】

(平成17年９月30日現在)

所有者の氏名又は名称	所有者の住所	自己名義所有株式数(株)	他人名義所有株式数(株)	所有株式数の合計(株)	発行済株式総数に対する所有株式数の割合(%)
(自己保有株式) ヤマハ株式会社	静岡県浜松市中沢町 10番１号	201,000	―	201,000	0.10
計	―	201,000	―	201,000	0.10

2 【株価の推移】

【当該中間会計期間における月別最高・最低株価】

月別	平成17年４月	５月	６月	７月	８月	９月
最高(円)	1,592	1,589	1,759	1,820	1,923	1,978
最低(円)	1,449	1,484	1,566	1,695	1,732	1,852

(注) 上記の株価は、東京証券取引所市場第一部におけるものであります。

3 【役員の状況】

前事業年度の有価証券報告書提出日後、当半期報告書提出日までにおいて、役員の異動はありません。

第５　【経理の状況】

１　中間連結財務諸表及び中間財務諸表の作成方法について

(1) 当社の中間連結財務諸表は、「中間連結財務諸表の用語、様式及び作成方法に関する規則」（平成11年大蔵省令第24号。以下「中間連結財務諸表規則」という。）に基づいて作成しております。

(2) 当社の中間財務諸表は、「中間財務諸表等の用語、様式及び作成方法に関する規則」（昭和52年大蔵省令第38号。以下「中間財務諸表等規則」という。）に基づいて作成しております。

２　監査証明について

当社は、証券取引法第193条の２の規定に基づき、前中間連結会計期間（平成16年４月１日から平成16年９月30日まで）及び当中間連結会計期間（平成17年４月１日から平成17年９月30日まで）の中間連結財務諸表並びに前中間会計期間（平成16年４月１日から平成16年９月30日まで）及び当中間会計期間（平成17年４月１日から平成17年９月30日まで）の中間財務諸表について、新日本監査法人により中間監査を受けております。

1 【中間連結財務諸表等】

(1) 【中間連結財務諸表】

① 【中間連結貸借対照表】

区分	注記番号	前中間連結会計期間末（平成16年9月30日）金額(百万円)		構成比(%)	当中間連結会計期間末（平成17年9月30日）金額(百万円)		構成比(%)	前連結会計年度の要約連結貸借対照表（平成17年3月31日）金額(百万円)		構成比(%)
(資産の部)										
Ⅰ 流動資産										
1 現金及び預金			42,521			31,287			51,205	
2 受取手形及び売掛金			88,057			83,321			73,688	
3 有価証券	※2		1,250			209			457	
4 棚卸資産			89,407			90,697			78,434	
5 繰延税金資産			17,361			17,991			16,495	
6 その他	※5		6,075			6,382			7,412	
7 貸倒引当金			△2,226			△1,963			△2,114	
流動資産合計			242,447	46.2		227,927	43.7		225,581	44.6
Ⅱ 固定資産										
(1) 有形固定資産	※1, 2									
1 建物及び構築物		44,571			45,275			45,370		
2 機械装置及び運搬具		22,240			22,152			21,501		
3 工具器具備品		13,424			15,226			14,105		
4 土地		64,288			63,557			64,050		
5 建設仮勘定		1,639	146,164		1,570	147,782		1,399	146,428	
(2) 無形固定資産			1,068			3,822			1,026	
(3) 投資その他の資産										
1 投資有価証券	※2	103,599			117,730			101,015		
2 繰延税金資産		22,427			15,032			17,425		
3 その他		10,170			10,667			15,265		
4 貸倒引当金		△1,220	134,977		△1,211	142,218		△1,165	132,541	
固定資産合計			282,209	53.8		293,824	56.3		279,996	55.4
資産合計			524,656	100.0		521,751	100.0		505,577	100.0

区分	注記番号	前中間連結会計期間末（平成16年９月30日）			当中間連結会計期間末（平成17年９月30日）			前連結会計年度の要約連結貸借対照表（平成17年３月31日）		
		金額（百万円）		構成比（%）	金額（百万円）		構成比（%）	金額（百万円）		構成比（%）
（負債の部）										
Ⅰ　流動負債										
1　支払手形及び買掛金			47,088			41,843			37,686	
2　短期借入金			35,302			35,509			17,825	
3　一年以内返済の長期借入金			26,612			1,723			22,259	
4　未払費用及び未払金			39,575			39,208			45,167	
5　未払法人税等			9,704			8,390			12,603	
6　諸引当金			3,687			3,300			3,411	
7　その他	※5		7,229			6,690			6,867	
流動負債合計			169,200	32.3		136,665	26.2		145,820	28.8
Ⅱ　固定負債										
1　長期借入金			3,746			9,545			6,514	
2　再評価に係る繰延税金負債			14,353			14,161			14,346	
3　退職給付引当金			47,433			28,152			28,269	
4　役員退職慰労引当金			890			848			950	
5　長期預り金			29,581			28,014			28,917	
6　その他			1,839			1,774			1,722	
固定負債合計			97,845	18.6		82,497	15.8		80,722	16.0
負債合計			267,046	50.9		219,162	42.0		226,542	44.8
（少数株主持分）										
少数株主持分			3,974	0.8		4,074	0.8		3,834	0.8
（資本の部）										
Ⅰ　資本金			28,534	5.4		28,534	5.5		28,534	5.6
Ⅱ　資本剰余金			40,054	7.6		40,054	7.7		40,054	7.9
Ⅲ　利益剰余金			188,658	36.0		227,372	43.6		212,340	42.1
Ⅳ　土地再評価差額金			22,088	4.2		22,041	4.2		22,453	4.4
Ⅴ　その他有価証券評価差額金			8,806	1.7		11,285	2.1		7,364	1.5
Ⅵ　為替換算調整勘定			△34,244	△6.5		△30,483	△5.8		△35,267	△7.0
Ⅶ　自己株式			△262	△0.1		△290	△0.1		△279	△0.1
資本合計			253,635	48.3		298,514	57.2		275,200	54.4
負債、少数株主持分及び資本合計			524,656	100.0		521,751	100.0		505,577	100.0

② 【中間連結損益計算書】

		前中間連結会計期間 (自 平成16年4月1日 至 平成16年9月30日)			当中間連結会計期間 (自 平成17年4月1日 至 平成17年9月30日)			前連結会計年度の 要約連結損益計算書 (自 平成16年4月1日 至 平成17年3月31日)		
区分	注記番号	金額(百万円)		百分比(%)	金額(百万円)		百分比(%)	金額(百万円)		百分比(%)
Ⅰ 売上高			268,584	100.0		257,193	100.0		534,079	100.0
Ⅱ 売上原価			165,747	61.7		162,784	63.3		335,705	62.9
売上総利益			102,837	38.3		94,409	36.7		198,374	37.1
延払未実現利益			130			47			221	
合計売上総利益			102,968	38.3		94,456	36.7		198,595	37.2
Ⅲ 販売費及び一般管理費	※1									
1 販売手数料		1,243			—			—		
2 運送費		6,862			—			—		
3 広告費及び販売促進費		11,727			—			—		
4 諸引当金繰入額	※2	4,667			—			—		
5 人件費		31,483			—			—		
6 地代家賃		1,846			—			—		
7 減価償却費		2,638			—			—		
8 その他		18,298	78,767	29.3	—	80,088	31.1	—	162,899	30.5
営業利益			24,200	9.0		14,367	5.6		35,695	6.7
Ⅳ 営業外収益										
1 受取利息		158			221			327		
2 受取配当金		333			328			381		
3 持分法による投資利益		5,603			8,469			9,110		
4 その他		863	6,959	2.6	668	9,688	3.8	2,335	12,155	2.2
Ⅴ 営業外費用										
1 支払利息		445			487			1,020		
2 売上割引		1,923			1,902			4,327		
3 その他		503	2,871	1.1	326	2,717	1.1	1,199	6,548	1.2
経常利益			28,288	10.5		21,338	8.3		41,302	7.7
Ⅵ 特別利益										
1 固定資産売却益	※3	208			795			390		
2 諸引当金戻入額		184			36			533		
3 投資有価証券売却益		198			508			6,534		
4 関係会社清算益		—			—			4		
5 厚生年金基金代行返上益		—	592	0.2	—	1,341	0.5	19,927	27,391	5.1
Ⅶ 特別損失										
1 固定資産除却損	※4	605			344			1,520		
2 投資有価証券評価損		4			80			70		
3 関係会社株式評価損		2			106			70		
4 減損損失	※5	32,549			—			32,703		
5 投資有価証券売却損		—			—			4		
6 構造改革費用	※6	—			—			52		
7 特別退職金	※7	—	33,161	12.3	—	531	0.2	755	35,178	6.5
税金等調整前中間(当期)純利益又は税金等調整前中間純損失(△)			△4,281	△1.6		22,148	8.6		33,516	6.3
法人税、住民税及び事業税		9,198			6,897			14,497		
法人税等調整額		△7,722	1,475	0.6	△1,581	5,316	2.1	△1,088	13,408	2.5
少数株主利益			358	0.1		307	0.1		409	0.1
中間(当期)純利益又は中間純損失(△)			△6,115	△2.3		16,524	6.4		19,697	3.7

③ 【中間連結剰余金計算書】

		前中間連結会計期間 (自 平成16年４月１日 至 平成16年９月30日)		当中間連結会計期間 (自 平成17年４月１日 至 平成17年９月30日)		前連結会計年度の 連結剰余金計算書 (自 平成16年４月１日 至 平成17年３月31日)	
区分	注記 番号	金額(百万円)		金額(百万円)		金額(百万円)	
(資本剰余金の部)							
Ⅰ 資本剰余金期首残高			40,054		40,054		40,054
Ⅱ 資本剰余金 中間期末(期末)残高			40,054		40,054		40,054
(利益剰余金の部)							
Ⅰ 利益剰余金期首残高			203,485		212,340		203,485
Ⅱ 利益剰余金増加高							
1 中間(当期)純利益		―		16,524		19,697	
2 連結会社増減に伴う 増加高		―		827		―	
3 持分変動に伴う増加高		―		115		―	
4 土地再評価差額金取崩高		―		280		―	
5 持分変動に伴う 土地再評価差額金取崩高		162	162	78	17,826	188	19,886
Ⅲ 利益剰余金減少高							
1 配当金		2,063		2,579		3,611	
2 役員賞与金		121		100		121	
3 中間純損失		6,115		―		―	
4 連結会社増減に伴う 減少高		36		115		36	
5 持分変動に伴う減少高		192		―		371	
6 土地再評価差額金取崩高		6,460	14,990	―	2,794	6,890	11,031
Ⅳ 利益剰余金 中間期末(期末)残高			188,658		227,372		212,340

④ 【中間連結キャッシュ・フロー計算書】

区分	注記番号	前中間連結会計期間 (自 平成16年4月1日 至 平成16年9月30日) 金額(百万円)	当中間連結会計期間 (自 平成17年4月1日 至 平成17年9月30日) 金額(百万円)	前連結会計年度の連結キャッシュ・フロー計算書 (自 平成16年4月1日 至 平成17年3月31日) 金額(百万円)
Ⅰ 営業活動によるキャッシュ・フロー				
1 税金等調整前中間(当期)純利益又は税金等調整前中間純損失(△)		△4,281	22,148	33,516
2 減価償却費		9,505	9,215	18,958
3 減損損失		32,549	—	32,703
4 連結調整勘定償却額		38	253	80
5 貸倒引当金の増減額		△80	△152	△233
6 投資有価証券評価損		4	80	70
7 関係会社株式評価損		2	106	70
8 退職給付引当金の増減額		△2,611	△151	△21,786
9 受取利息及び受取配当金		△491	△549	△708
10 支払利息		445	487	1,020
11 為替差益		△81	△56	△180
12 持分法による投資利益		△5,603	△8,469	△9,110
13 投資有価証券売却益		△198	△508	△6,534
14 投資有価証券売却損		—	—	4
15 関係会社清算益		—	—	△4
16 固定資産売却益		△208	△795	△390
17 固定資産除却損		605	344	1,520
18 売上債権の増減額		△5,087	△8,768	8,636
19 棚卸資産の増減額		△14,886	△9,261	△4,654
20 仕入債務の増減額		6,262	3,432	△2,798
21 その他		△6,251	△6,818	△6,144
小計		9,631	535	44,033
22 利息及び配当金の受取額		969	1,116	2,081
23 利息の支払額		△426	△462	△1,024
24 法人税等の支払額		△2,350	△10,288	△5,501
営業活動によるキャッシュ・フロー		7,823	△9,099	39,588

区分	注記番号	前中間連結会計期間 (自 平成16年4月1日 至 平成16年9月30日) 金額(百万円)	当中間連結会計期間 (自 平成17年4月1日 至 平成17年9月30日) 金額(百万円)	前連結会計年度の連結キャッシュ・フロー計算書 (自 平成16年4月1日 至 平成17年3月31日) 金額(百万円)
Ⅱ 投資活動によるキャッシュ・フロー				
1 定期預金の増減額(純額)		343	△751	9
2 有形固定資産の取得による支出		△12,769	△10,089	△21,450
3 有形固定資産の売却による収入		1,886	1,949	2,527
4 投資有価証券の取得による支出		△111	△605	△113
5 投資有価証券の売却・償還による収入		272	519	9,416
6 出資金の払込による支出		△21	△130	△2,835
7 貸付けによる支出		△11	△15	△793
8 貸付金の回収による収入		208	145	379
9 その他		△1	47	△35
投資活動によるキャッシュ・フロー		△10,203	△8,929	△12,896
Ⅲ 財務活動によるキャッシュ・フロー				
1 短期借入金の増減額(純額)		18,032	16,556	902
2 長期借入れによる収入		1,323	3,335	5,373
3 長期借入金の返済による支出		△3,375	△21,071	△8,851
4 会員預託金の預りによる収入		7	2	7
5 会員預託金の返還による支出		△1,224	△907	△1,889
6 自己株式の取得による支出		△11	△11	△28
7 配当金の支払額		△2,063	△2,579	△3,611
8 少数株主への配当金の支払額		△50	△215	△211
財務活動によるキャッシュ・フロー		12,638	△4,891	△8,306
Ⅳ 現金及び現金同等物に係る換算差額		853	480	1,099
Ⅴ 現金及び現金同等物の増減額		11,112	△22,439	19,485
Ⅵ 現金及び現金同等物の期首残高		31,245	50,393	31,245
Ⅶ 新規連結子会社の現金及び現金同等物の期首残高		—	1,685	—
Ⅷ 除外連結子会社の現金及び現金同等物の期首残高		△337	—	△337
Ⅸ 現金及び現金同等物の中間期末(期末)残高	※1	42,019	29,639	50,393

中間連結財務諸表作成のための基本となる重要な事項

前中間連結会計期間 (自　平成16年４月１日 至　平成16年９月30日)	当中間連結会計期間 (自　平成17年４月１日 至　平成17年９月30日)	前連結会計年度 (自　平成16年４月１日 至　平成17年３月31日)
1　連結の範囲に関する事項 (1) 連結子会社数　86社 主要な連結子会社名 ヤマハリビングテック㈱ ヤマハメタニクス㈱ Yamaha Corporation of America Yamaha Music Holding Europe G.m.b.H. Yamaha Music Central Europe G.m.b.H. P.T.Yamaha Music Manufacturing Asia 雅馬哈楽器音響(中国)投資有限公司 当中間連結会計期間より、新たに海外子会社１社を連結の範囲に含めております。また、国内子会社３社と海外子会社１社の計４社を連結の範囲から除外しております。 (2) ヤマハライフサービス㈱他非連結子会社はその資産、売上高、中間純損益及び利益剰余金等を考慮した場合、全体としても中間連結財務諸表に重要な影響を及ぼしておりません。	1　連結の範囲に関する事項 (1) 連結子会社数　93社 主要な連結子会社名 ヤマハメタニクス㈱ ヤマハリビングテック㈱ Yamaha Corporation of America Yamaha Music Holding Europe G.m.b.H. Yamaha Music Central Europe G.m.b.H. P.T.Yamaha Music Manufacturing Asia 雅馬哈楽器音響(中国)投資有限公司 当中間連結会計期間より、新たに国内子会社３社と海外子会社５社の計８社を連結の範囲に含めております。また、海外子会社１社を連結の範囲から除外しております。 (2)　同左	1　連結の範囲に関する事項 (1) 連結子会社数　86社 主要な連結子会社の名称は、「第１　企業の概況　４　関係会社の状況」に記載しているため、省略しております。 当連結会計年度より、新たに海外子会社１社を連結の範囲に含めております。また、国内子会社３社と海外子会社１社の計４社を連結の範囲から除外しております。 (2) ヤマハライフサービス㈱他非連結子会社はその資産、売上高、当期純損益及び利益剰余金等を考慮した場合、全体としても連結財務諸表に重要な影響を及ぼしておりません。
2　持分法の適用に関する事項 (1) 持分法を適用した関連会社数 ２社 主要な関連会社名 ヤマハ発動機㈱ (2) 持分法を適用しない非連結子会社及び関連会社のうち主要な会社等の名称 ヤマハライフサービス㈱ ヤマハ・オーリンメタル㈱ 持分法を適用しない理由 持分法非適用会社は、それぞれ中間連結純損益及び利益剰余金等に及ぼす影響が軽微であり、かつ全体としても重要性がないため、持分法の適用から除外しております。	2　持分法の適用に関する事項 (1) 持分法を適用した関連会社数 ３社 主要な関連会社名 ヤマハ発動機㈱ ㈱コルグ 当中間連結会計期間より、新たに海外関連会社１社を持分法適用の関連会社に含めております。 (2) 持分法を適用しない非連結子会社及び関連会社のうち主要な会社等の名称 同左	2　持分法の適用に関する事項 (1) 持分法を適用した関連会社数 ２社 関連会社名 ヤマハ発動機㈱ ㈱コルグ (2) 持分法を適用しない非連結子会社及び関連会社のうち主要な会社等の名称 ヤマハライフサービス㈱ ヤマハ・オーリンメタル㈱ 持分法を適用しない理由 持分法非適用会社は、それぞれ連結純損益及び利益剰余金等に及ぼす影響が軽微であり、かつ全体としても重要性がないため、持分法の適用から除外しております。

前中間連結会計期間 (自　平成16年４月１日 至　平成16年９月30日)	当中間連結会計期間 (自　平成17年４月１日 至　平成17年９月30日)	前連結会計年度 (自　平成16年４月１日 至　平成17年３月31日)
(3)　――――――	(3) 持分法の適用の手続について特に記載する必要があると認められる事項 持分法適用会社のうち、中間決算日が異なる会社については、当該会社の事業年度に係る中間財務諸表を使用しており、中間連結決算日までの期間に発生した重要な取引については、連結上必要な調整を行っております。	(3) 持分法の適用の手続について特に記載する必要があると認められる事項 持分法適用会社のうち、決算日が異なる会社については、当該会社の事業年度に係る財務諸表を使用しており、連結決算日までの期間に発生した重要な取引については、連結上必要な調整を行っております。なお、持分法適用会社であるヤマハ発動機㈱は決算期の変更により、平成16年４月１日から平成16年12月31日までの変則９ヶ月決算となっております。
３　連結子会社の中間決算日等に関する事項 連結子会社の中間決算日は、Yamaha de Mexico, S.A.de C.V.、天津雅馬哈電子楽器有限公司、広州雅馬哈・珠江鋼琴有限責任公司、蕭山雅馬哈楽器有限公司、雅馬哈楽器音響(中国)投資有限公司、雅馬哈電子(蘇州)有限公司の６社を除いてすべて、当社と同一であります。 上記６社の中間決算日は６月30日であり、中間連結決算日に正規の決算に準ずる合理的な手続きにより決算を行っております。	３　連結子会社の中間決算日等に関する事項 連結子会社の中間決算日は、Yamaha de Mexico, S.A.de C.V.、天津雅馬哈電子楽器有限公司、広州雅馬哈・珠江鋼琴有限責任公司、雅馬哈貿易(上海)有限公司、蕭山雅馬哈楽器有限公司、雅馬哈電子貿易(上海)有限公司、雅馬哈楽器音響(中国)投資有限公司、雅馬哈電子(蘇州)有限公司、杭州雅馬哈楽器有限公司の９社を除いてすべて、当社と同一であります。 上記９社の中間決算日は６月30日であり、中間連結決算日に正規の決算に準ずる合理的な手続きにより決算を行っております。	３　連結子会社の事業年度等に関する事項 連結子会社の決算日は、Yamaha de Mexico, S.A.de C.V.、天津雅馬哈電子楽器有限公司、広州雅馬哈・珠江鋼琴有限責任公司、蕭山雅馬哈楽器有限公司、雅馬哈楽器音響(中国)投資有限公司、雅馬哈電子(蘇州)有限公司の６社を除いてすべて、当社と同一であります。 上記６社の決算日は12月31日であり、連結決算日に正規の決算に準ずる合理的な手続きにより決算を行っております。
４　会計処理基準に関する事項 (1) 重要な資産の評価基準及び評価方法 １)有価証券 満期保有目的の債券 償却原価法(定額法) その他有価証券 時価のあるもの 中間連結会計期間末日の市場価格等に基づく時価法(評価差額は全部資本直入法により処理し、売却原価は総平均法により算定) 時価のないもの 総平均法による原価法 ２)デリバティブ 時価法 ３)棚卸資産 当社及び国内連結子会社は主として後入先出法による低価法によっており、在外連結子会社は主として移動平均法による低価法によっております。	４　会計処理基準に関する事項 (1) 重要な資産の評価基準及び評価方法 １)有価証券 満期保有目的の債券 同左 その他有価証券 時価のあるもの 同左 時価のないもの 同左 ２)デリバティブ 同左 ３)棚卸資産 同左	４　会計処理基準に関する事項 (1) 重要な資産の評価基準及び評価方法 １)有価証券 満期保有目的の債券 同左 その他有価証券 時価のあるもの 連結会計期間末日の市場価格等に基づく時価法(評価差額は全部資本直入法により処理し、売却原価は総平均法により算定) 時価のないもの 同左 ２)デリバティブ 同左 ３)棚卸資産 同左

前中間連結会計期間 (自　平成16年４月１日 至　平成16年９月30日)	当中間連結会計期間 (自　平成17年４月１日 至　平成17年９月30日)	前連結会計年度 (自　平成16年４月１日 至　平成17年３月31日)
(2) 重要な減価償却資産の減価償却方法 有形固定資産 主として定率法によっております。但し、一部の連結子会社は定額法によっております。 なお、主な耐用年数は次の通りであります。 建物　31～50年 (附属設備は主に15年) 構築物　10～30年 機械及び装置　４～11年 工具器具備品　５～６年 (金型は主に２年) (会計処理の変更) レクリエーション事業に係る固定資産については、従来、定額法を採用しておりましたが、昨今のレクリエーション事業を取り巻く環境変化、レジャーに対する嗜好の多様化が進む中で、当社グループのレクリエーション施設の経済的陳腐化が進んだことに対応して、定率法に変更いたしました。 この変更により当中間連結会計期間の減価償却費は651百万円増加し、経常利益、税金等調整前中間純利益はそれぞれ651百万円減少しております。 なお、セグメント情報に与える影響については、当該箇所に記載しております。	(2) 重要な減価償却資産の減価償却方法 有形固定資産 主として定率法によっております。但し、一部の連結子会社は定額法によっております。 なお、主な耐用年数は次の通りであります。 建物　31～50年 (附属設備は主に15年) 構築物　10～30年 機械及び装置　４～11年 工具器具備品　５～６年 (金型は主に２年)	(2) 重要な減価償却資産の減価償却方法 有形固定資産 主として定率法によっております。但し、一部の連結子会社は定額法によっております。 なお、主な耐用年数は次の通りであります。 建物　31～50年 (附属設備は主に15年) 構築物　10～30年 機械及び装置　４～11年 工具器具備品　５～６年 (金型は主に２年) (会計処理の変更) レクリエーション事業に係る固定資産については、従来、定額法を採用しておりましたが、昨今のレクリエーション事業を取り巻く環境変化、レジャーに対する嗜好の多様化が進む中で、当社グループのレクリエーション施設の経済的陳腐化が進んだことに対応して、定率法に変更いたしました。 この変更により当連結会計年度の減価償却費は1,274百万円増加し、経常利益、税金等調整前当期純利益はそれぞれ1,274百万円減少しております。 なお、セグメント情報に与える影響については、当該箇所に記載しております。
(3) 重要な引当金の計上基準 1)貸倒引当金 営業債権等を適正に評価するため、一般債権については貸倒実績率による算定額を、貸倒懸念債権等特定の債権については、個別に回収可能性を検討し、回収不能見込額を計上しております。	(3) 重要な引当金の計上基準 1)貸倒引当金 同左	(3) 重要な引当金の計上基準 1)貸倒引当金 同左

前中間連結会計期間 (自　平成16年4月1日 至　平成16年9月30日)	当中間連結会計期間 (自　平成17年4月1日 至　平成17年9月30日)	前連結会計年度 (自　平成16年4月1日 至　平成17年3月31日)
2)退職給付引当金 従業員の退職給付に備えるため、主として当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、当中間連結会計期間末において発生していると認められる額を計上しております。 過去勤務債務については、その発生時の従業員の平均残存勤務期間以内の一定の年数(10年)による定額法により費用処理しております。 数理計算上の差異については、各連結会計年度の発生時の従業員の平均残存勤務期間以内の一定の年数(10年)による定額法により按分した額をそれぞれ発生の翌連結会計年度から費用処理しております。 (追加情報) 当社及び一部の国内連結子会社は、確定給付企業年金法の施行に伴い、厚生年金基金の代行部分について、平成15年11月1日付で厚生労働大臣から将来分支給義務免除の認可を受けました。 なお、重要な後発事象に記載の通り、平成16年12月1日付で厚生労働大臣から過去分返上の認可を受けました。	2)退職給付引当金 従業員の退職給付に備えるため、主として当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、当中間連結会計期間末において発生していると認められる額を計上しております。 過去勤務債務については、その発生時の従業員の平均残存勤務期間以内の一定の年数(10年)による定額法により費用処理しております。 数理計算上の差異については、各連結会計年度の発生時の従業員の平均残存勤務期間以内の一定の年数(10年)による定額法により按分した額をそれぞれ発生の翌連結会計年度から費用処理しております。	2)退職給付引当金 従業員の退職給付に備えるため、主として当連結会計年度末における退職給付債務及び年金資産の見込額に基づき計上しております。 過去勤務債務については、その発生時の従業員の平均残存勤務期間以内の一定の年数(10年)による定額法により費用処理しております。 数理計算上の差異については、各連結会計年度の発生時の従業員の平均残存勤務期間以内の一定の年数(10年)による定額法により按分した額をそれぞれ発生の翌連結会計年度から費用処理しております。 (追加情報) 当社及び一部の国内連結子会社は、確定給付企業年金法の施行に伴い、厚生年金基金の代行部分について、平成16年12月1日付で厚生労働大臣から過去分返上の認可を受け、平成17年3月29日に国に返還額（最低責任準備金）の納付を行っております。 当連結会計年度における損益に与えている影響額は、特別利益として19,927百万円計上しております。
3)役員退職慰労引当金 役員退職時の慰労金発生に備えて、役員退職慰労金内規に基づき、中間連結会計期間末要支給額を計上しております。	3)役員退職慰労引当金 同左	3)役員退職慰労引当金 役員退職時の慰労金発生に備えて、役員退職慰労金内規に基づき、連結会計年度末要支給額を計上しております。

前中間連結会計期間 （自　平成16年４月１日 至　平成16年９月30日）	当中間連結会計期間 （自　平成17年４月１日 至　平成17年９月30日）	前連結会計年度 （自　平成16年４月１日 至　平成17年３月31日）
(4) 重要な外貨建の資産又は負債の本邦通貨への換算の基準 外貨建金銭債権債務は、中間連結決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。なお、在外連結子会社等の資産及び負債は、中間連結決算日の直物為替相場により円貨に換算し、収益及び費用は期中平均相場により円貨に換算し、換算差額は少数株主持分及び資本の部における為替換算調整勘定に含めております。	(4) 重要な外貨建の資産又は負債の本邦通貨への換算の基準 同左	(4) 重要な外貨建の資産又は負債の本邦通貨への換算の基準 外貨建金銭債権債務は、連結決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。なお、在外連結子会社等の資産及び負債は、連結決算日の直物為替相場により円貨に換算し、収益及び費用は期中平均相場により円貨に換算し、換算差額は少数株主持分及び資本の部における為替換算調整勘定に含めております。
(5) 重要なリース取引の処理方法 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。	(5) 重要なリース取引の処理方法 同左	(5) 重要なリース取引の処理方法 同左
(6) 重要なヘッジ会計の方法 1）ヘッジ会計の方法 外貨建金銭債権債務のうち、為替予約を付すものについては振当処理を行っております。また、外貨建の予定取引の為替リスクのヘッジについては繰延ヘッジ処理を行っております。	(6) 重要なヘッジ会計の方法 1）ヘッジ会計の方法 同左	(6) 重要なヘッジ会計の方法 1）ヘッジ会計の方法 同左
2）ヘッジ手段とヘッジ対象 ヘッジ手段 先物為替予約、外貨プット円コールオプション買建 ヘッジ対象 外貨建金銭債権債務及び外貨建の予定取引	2）ヘッジ手段とヘッジ対象 ヘッジ手段 同左 ヘッジ対象 同左	2）ヘッジ手段とヘッジ対象 ヘッジ手段 同左 ヘッジ対象 同左
3）ヘッジ方針 各社の社内管理規程に従い、通常の輸出入取引に伴う為替相場の変動によるリスクを軽減するために、先物為替予約取引及び通貨オプション取引について、実需の範囲内で行うこととしております。	3）ヘッジ方針 同左	3）ヘッジ方針 同左

前中間連結会計期間 (自　平成16年4月1日 至　平成16年9月30日)	当中間連結会計期間 (自　平成17年4月1日 至　平成17年9月30日)	前連結会計年度 (自　平成16年4月1日 至　平成17年3月31日)
4)ヘッジの有効性評価の方法 ヘッジ手段とヘッジ対象のキャッシュ・フローの固定化・変動の回避との相関関係が継続的に存在することが明らかであることから、ヘッジ会計適用のためのヘッジの有効性の評価は不要のため、行っておりません。 (7) その他中間連結財務諸表作成のための重要な事項 消費税等の会計処理 税抜方式によっております。 5　中間連結キャッシュ・フロー計算書における資金の範囲 手許現金、要求払預金及び容易に換金可能であり、かつ、価値の変動について僅少なリスクしか負わない取得日から3ヶ月以内に償還期限の到来する短期投資からなっております。	4)ヘッジの有効性評価の方法 同左 (7) その他中間連結財務諸表作成のための重要な事項 消費税等の会計処理 同左 5　中間連結キャッシュ・フロー計算書における資金の範囲 同左	4)ヘッジの有効性評価の方法 同左 (7) その他連結財務諸表作成のための重要な事項 消費税等の会計処理 同左 5　連結キャッシュ・フロー計算書における資金の範囲 同左

会計処理の変更

前中間連結会計期間 (自　平成16年４月１日 至　平成16年９月30日)	当中間連結会計期間 (自　平成17年４月１日 至　平成17年９月30日)	前連結会計年度 (自　平成16年４月１日 至　平成17年３月31日)
(固定資産の減損に係る会計基準) 当中間連結会計期間から「固定資産の減損に係る会計基準」（「固定資産の減損に係る会計基準の設定に関する意見書」（企業会計審議会　平成14年８月９日））及び「固定資産の減損に係る会計基準の適用指針」（企業会計基準委員会　平成15年10月31日　企業会計基準適用指針第６号）を適用しております。 この変更に伴い、減損損失32,549百万円を計上し、減価償却費は当該変更前に比して519百万円減少しております。この結果、経常利益が519百万円増加し、税金等調整前中間純利益が32,029百万円減少しております。 また、減損損失累計額については、改正後の中間連結財務諸表規則に基づき当該各資産の金額から直接控除しております。 なお、セグメント情報に与える影響については、当該箇所に記載しております。	―――――	(固定資産の減損に係る会計基準) 当連結会計年度から「固定資産の減損に係る会計基準」（「固定資産の減損に係る会計基準の設定に関する意見書」（企業会計審議会　平成14年８月９日））及び「固定資産の減損に係る会計基準の適用指針」（企業会計基準委員会　平成15年10月31日　企業会計基準適用指針第６号）を適用しております。 この変更に伴い、減損損失32,703百万円を計上し、減価償却費は当該変更前に比して1,238百万円減少しております。この結果、経常利益が1,238百万円増加し、税金等調整前当期純利益が31,464百万円減少しております。 また、減損損失累計額については、改正後の連結財務諸表規則に基づき当該各資産の金額から直接控除しております。 なお、セグメント情報に与える影響については、当該箇所に記載しております。

表示方法の変更

前中間連結会計期間 (自　平成16年４月１日 至　平成16年９月30日)	当中間連結会計期間 (自　平成17年４月１日 至　平成17年９月30日)
(中間連結貸借対照表関係) 前中間連結会計期間まで流動負債のその他に含めて表示していた未払法人税等（前中間連結会計期間2,480百万円）は、当中間連結会計期間において独立表示することに変更しました。	―――――
―――――	(中間連結損益計算書関係) 前中間連結会計期間まで、適当と認められる費目に分類し、当該費用を示す名称を付した科目をもって掲記しておりました販売費及び一般管理費については、当中間連結会計期間より、販売費及び一般管理費の科目に一括掲記し、その主要な費目及びその金額を注記しております。

注記事項

（中間連結貸借対照表関係）

前中間連結会計期間末 （平成16年９月30日）	当中間連結会計期間末 （平成17年９月30日）	前連結会計年度末 （平成17年３月31日）
※１　有形固定資産の減価償却累計額は233,053百万円であります。	※１　有形固定資産の減価償却累計額は239,143百万円であります。	※１　有形固定資産の減価償却累計額は234,910百万円であります。
※２　担保提供資産は次の通りであります。 有価証券のうち　1,100百万円 有形固定資産のうち　1,220百万円 投資有価証券のうち　858百万円 計　3,180百万円 上記物件について、短期・長期借入金1,894百万円及び特定取引前受金2,965百万円の担保に供しております。	※２　担保提供資産は次の通りであります。 有価証券のうち　50百万円 有形固定資産のうち　372百万円 投資有価証券のうち　1,614百万円 計　2,037百万円 上記物件について、短期借入金360百万円及び特定取引前受金2,638百万円の担保に供しております。	※２　担保提供資産は次の通りであります。 有価証券のうち　250百万円 有形固定資産のうち　378百万円 投資有価証券のうち　1,514百万円 計　2,143百万円 上記物件について、短期借入金57百万円及び特定取引前受金2,775百万円の担保に供しております。
3　保証債務は次の通りであります。 営業上の債務保証他　315百万円	3　保証債務は次の通りであります。 営業上の債務保証他　441百万円	3　保証債務は次の通りであります。 営業上の債務保証他　478百万円
4　輸出受取手形割引高は1,511百万円であります。	4　輸出受取手形割引高は780百万円であります。	4　輸出受取手形割引高は1,400百万円であります。
※５　繰延ヘッジ損失の内訳は次の通りであります。 繰延ヘッジ損失　333百万円 繰延ヘッジ利益　32百万円 繰延ヘッジ損失（純額）　301百万円	※５　繰延ヘッジ損失の内訳は次の通りであります。 繰延ヘッジ損失　183百万円 繰延ヘッジ利益　122百万円 繰延ヘッジ損失（純額）　60百万円	※５　繰延ヘッジ損失の内訳は次の通りであります。 繰延ヘッジ損失　496百万円 繰延ヘッジ利益　24百万円 繰延ヘッジ損失（純額）　472百万円

（中間連結損益計算書関係）

前中間連結会計期間 （自　平成16年４月１日 至　平成16年９月30日）	当中間連結会計期間 （自　平成17年４月１日 至　平成17年９月30日）	前連結会計年度 （自　平成16年４月１日 至　平成17年３月31日）
※１　　――――――	※１　販売費及び一般管理費の主要な費目及び金額は、次の通りであります。 販売手数料　1,229百万円 運送費　7,472百万円 広告費及び販売促進費　11,920百万円 貸倒引当金繰入額　30百万円 アフターサービス費引当金繰入額　16百万円 製品保証引当金繰入額　828百万円 退職給付引当金繰入額　2,766百万円 役員退職慰労引当金繰入額　71百万円 人件費　32,466百万円 地代家賃　2,091百万円 減価償却費　2,470百万円	※１　販売費及び一般管理費の主要な費目及び金額は、次の通りであります。 販売手数料　2,491百万円 運送費　14,485百万円 広告費及び販売促進費　25,802百万円 貸倒引当金繰入額　82百万円 アフターサービス費引当金繰入額　39百万円 製品保証引当金繰入額　1,915百万円 退職給付引当金繰入額　6,279百万円 役員退職慰労引当金繰入額　126百万円 人件費　63,767百万円 地代家賃　3,635百万円 減価償却費　5,180百万円 その他　39,093百万円
※２　諸引当金繰入額の主なものは次の通りであります。 退職給付引当金繰入額　3,207百万円 役員退職慰労引当金繰入額　65百万円	※２　――――――	※２　――――――
※３　固定資産売却益の主なものは、土地の売却によるものであります。	※３　固定資産売却益の主なものは、土地の売却によるものであります。	※３　固定資産売却益の主なものは、土地の売却によるものであります。
※４　固定資産除却損の主なものは、機械装置及び運搬具、工具器具備品の除却によるものであります。	※４　固定資産除却損の主なものは、機械装置及び運搬具の除却によるものであります。	※４　固定資産除却損の主なものは、機械及び装置の除却によるものであります。

前中間連結会計期間 （自　平成16年４月１日 至　平成16年９月30日）	当中間連結会計期間 （自　平成17年４月１日 至　平成17年９月30日）	前連結会計年度 （自　平成16年４月１日 至　平成17年３月31日）
※５　減損損失 （減損損失を認識した資産グループの概要） （単位：百万円）	※５　――――――	※５　減損損失 （減損損失を認識した資産グループの概要） （単位：百万円）

前中間連結会計期間：

用途・場所	減損損失	
	種類	金額
レクリエーション事業資産「キロロ」「つま恋」「鳥羽国際ホテル」「合歓の郷」の４施設 北海道余市郡赤井川村他	建物及び構築物	22,321
	土地	9,666
	計	31,988
遊休不動産 静岡県浜松市他	建物及び構築物	39
	土地	521
	計	560
合計	建物及び構築物	22,360
	土地	10,188
	計	32,549

前連結会計年度：

用途・場所	減損損失	
	種類	金額
レクリエーション事業資産「キロロ」「つま恋」「鳥羽国際ホテル」「合歓の郷」の４施設 北海道余市郡赤井川村他	建物及び構築物	22,321
	土地	9,666
	計	31,988
遊休資産等 静岡県浜松市他	建物及び構築物	71
	機械装置及び運搬具	85
	工具器具備品	26
	土地	532
	計	715
合計	建物及び構築物	22,392
	機械装置及び運搬具	85
	工具器具備品	26
	土地	10,199
	計	32,703

前中間連結会計期間	当中間連結会計期間	前連結会計年度
（資産のグルーピングの方法） 当社グループは、事業の区分をもとに、概ね独立したキャッシュ・フローを生み出す最小の単位にて資産のグルーピングを行っております。 （減損損失の認識に至った経緯） レクリエーション事業資産のうち、営業活動から生ずる損益が継続してマイナスの施設の資産について減損損失を認識しました。遊休不動産は、継続的に地価が下落している資産について減損損失を認識しました。 （回収可能価額の算定方法） レクリエーション事業資産の回収可能価額は、使用価値により測定しており、将来キャッシュ・フローを9.4％で割り引いて算定しております。 遊休不動産の回収可能価額は、正味売却価額により測定しており、価格指標は固定資産税評価額を使用しております。		（資産のグルーピングの方法） 当社グループは、事業の区分をもとに、概ね独立したキャッシュ・フローを生み出す最小の単位にて資産のグルーピングを行っております。 （減損損失の認識に至った経緯） レクリエーション事業資産のうち、営業活動から生ずる損益が継続してマイナスの施設の資産について減損損失を認識しました。遊休資産等は、継続的に地価が下落している資産及び処分を予定している資産について減損損失を認識しました。 （回収可能価額の算定方法） レクリエーション事業資産の回収可能価額は、使用価値により測定しており、将来キャッシュ・フローを9.4％で割り引いて算定しております。 遊休資産等の回収可能価額は、正味売却価額により測定しており、価格指標は固定資産税評価額及び売却可能価額を使用しております。

前中間連結会計期間 （自　平成16年４月１日 至　平成16年９月30日）	当中間連結会計期間 （自　平成17年４月１日 至　平成17年９月30日）	前連結会計年度 （自　平成16年４月１日 至　平成17年３月31日）
※６　　―――――	※６　　―――――	※６　構造改革費用 ヤマハリビングテック㈱における家具事業、住設部材事業の撤退に伴う固定資産処分損等であります。
※７　　―――――	※７　　―――――	※７　特別退職金 特別早期退職制度の実施に伴う退職割増金等であります。

（中間連結キャッシュ・フロー計算書関係）

前中間連結会計期間 （自　平成16年４月１日 至　平成16年９月30日）	当中間連結会計期間 （自　平成17年４月１日 至　平成17年９月30日）	前連結会計年度 （自　平成16年４月１日 至　平成17年３月31日）
※１　現金及び現金同等物の中間期末残高と中間連結貸借対照表に掲記されている科目の金額との関係 現金及び預金勘定　42,521百万円 預入期間が３ヶ月を超える定期預金　△501百万円 現金及び現金同等物　42,019百万円	※１　現金及び現金同等物の中間期末残高と中間連結貸借対照表に掲記されている科目の金額との関係 現金及び預金勘定　31,287百万円 預入期間が３ヶ月を超える定期預金　△1,648百万円 現金及び現金同等物　29,639百万円	※１　現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 現金及び預金勘定　51,205百万円 預入期間が３ヶ月を超える定期預金　△812百万円 現金及び現金同等物　50,393百万円

（リース取引関係）

<table>
<tr><th>前中間連結会計期間
（自　平成16年４月１日
至　平成16年９月30日）</th><th>当中間連結会計期間
（自　平成17年４月１日
至　平成17年９月30日）</th><th>前連結会計年度
（自　平成16年４月１日
至　平成17年３月31日）</th></tr>
<tr><td>（借手側）
1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引
(1) リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額
<table><tr><th></th><th>工具器具備品</th><th>その他</th><th>合計</th></tr><tr><td>取得価額相当額（百万円）</td><td>2,437</td><td>621</td><td>3,058</td></tr><tr><td>減価償却累計額相当額（百万円）</td><td>1,345</td><td>246</td><td>1,591</td></tr><tr><td>中間期末残高相当額（百万円）</td><td>1,092</td><td>374</td><td>1,467</td></tr></table>取得価額相当額は、有形固定資産の中間期末残高等に占める未経過リース料中間期末残高の割合が低いため、「支払利子込み法」により算定しております。
(2) 未経過リース料中間期末残高相当額
１年以内　643百万円
１年超　823百万円
合計　1,467百万円
未経過リース料中間期末残高相当額は、有形固定資産の中間期末残高等に占める未経過リース料中間期末残高の割合が低いため、「支払利子込み法」により算定しております。
(3) 支払リース料及び減価償却費相当額
支払リース料　412百万円
減価償却費相当額　412百万円
(4) 減価償却費相当額の算定方法
リース期間を耐用年数とし、残存価額を零とする定額法によっております。
2　オペレーティング・リース取引
未経過リース料
１年以内　367百万円
１年超　1,028百万円
合計　1,396百万円</td>
<td>（借手側）
1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引
(1) リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額
<table><tr><th></th><th>工具器具備品</th><th>その他</th><th>合計</th></tr><tr><td>取得価額相当額（百万円）</td><td>2,211</td><td>620</td><td>2,832</td></tr><tr><td>減価償却累計額相当額（百万円）</td><td>1,155</td><td>327</td><td>1,482</td></tr><tr><td>中間期末残高相当額（百万円）</td><td>1,056</td><td>293</td><td>1,349</td></tr></table>取得価額相当額は、有形固定資産の中間期末残高等に占める未経過リース料中間期末残高の割合が低いため、「支払利子込み法」により算定しております。
(2) 未経過リース料中間期末残高相当額
１年以内　623百万円
１年超　725百万円
合計　1,349百万円
未経過リース料中間期末残高相当額は、有形固定資産の中間期末残高等に占める未経過リース料中間期末残高の割合が低いため、「支払利子込み法」により算定しております。
(3) 支払リース料及び減価償却費相当額
支払リース料　400百万円
減価償却費相当額　400百万円
(4) 減価償却費相当額の算定方法
同左
2　オペレーティング・リース取引
未経過リース料
１年以内　359百万円
１年超　1,026百万円
合計　1,386百万円</td>
<td>（借手側）
1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引
(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額
<table><tr><th></th><th>工具器具備品</th><th>その他</th><th>合計</th></tr><tr><td>取得価額相当額（百万円）</td><td>2,430</td><td>610</td><td>3,041</td></tr><tr><td>減価償却累計額相当額（百万円）</td><td>1,243</td><td>289</td><td>1,532</td></tr><tr><td>期末残高相当額（百万円）</td><td>1,187</td><td>321</td><td>1,508</td></tr></table>取得価額相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低いため、「支払利子込み法」により算定しております。
(2) 未経過リース料期末残高相当額
１年以内　653百万円
１年超　855百万円
合計　1,508百万円
未経過リース料期末残高相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低いため、「支払利子込み法」により算定しております。
(3) 支払リース料及び減価償却費相当額
支払リース料　795百万円
減価償却費相当額　795百万円
(4) 減価償却費相当額の算定方法
同左
2　オペレーティング・リース取引
未経過リース料
１年以内　422百万円
１年超　1,060百万円
合計　1,483百万円</td></tr>
</table>

前中間連結会計期間
（自　平成16年４月１日
至　平成16年９月30日）

（貸手側）

1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額、減価償却累計額及び中間期末残高

	工具器具備品
取得価額 (百万円)	6,064
減価償却累計額 (百万円)	4,223
中間期末残高 (百万円)	1,840

(2) 未経過リース料中間期末残高相当額

１年以内	989百万円
１年超	1,946百万円
合計	2,936百万円

未経過リース料中間期末残高相当額は、未経過リース料中間期末残高及び見積残存価額の残高の合計額が営業債権の中間期末残高等に占める割合が低いため、「受取利子込み法」により算定しております。

(3) 受取リース料及び減価償却費

受取リース料	548百万円
減価償却費	328百万円

2　オペレーティング・リース取引

未経過リース料

１年以内	149百万円
１年超	297百万円
合計	447百万円

当中間連結会計期間
（自　平成17年４月１日
至　平成17年９月30日）

（貸手側）

1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額、減価償却累計額及び中間期末残高

	工具器具備品
取得価額 (百万円)	6,013
減価償却累計額 (百万円)	4,390
中間期末残高 (百万円)	1,623

(2) 未経過リース料中間期末残高相当額

１年以内	783百万円
１年超	1,373百万円
合計	2,157百万円

未経過リース料中間期末残高相当額は、未経過リース料中間期末残高及び見積残存価額の残高の合計額が営業債権の中間期末残高等に占める割合が低いため、「受取利子込み法」により算定しております。

(3) 受取リース料及び減価償却費

受取リース料	473百万円
減価償却費	302百万円

2　オペレーティング・リース取引

未経過リース料

１年以内	546百万円
１年超	993百万円
合計	1,539百万円

前連結会計年度
（自　平成16年４月１日
至　平成17年３月31日）

（貸手側）

1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額、減価償却累計額及び期末残高

	工具器具備品
取得価額 (百万円)	6,242
減価償却累計額 (百万円)	4,231
期末残高 (百万円)	2,011

(2) 未経過リース料期末残高相当額

１年以内	1,180百万円
１年超	2,266百万円
合計	3,447百万円

未経過リース料期末残高相当額は、未経過リース料期末残高及び見積残存価額の残高の合計額が営業債権の期末残高等に占める割合が低いため、「受取利子込み法」により算定しております。

(3) 受取リース料及び減価償却費

受取リース料	1,197百万円
減価償却費	663百万円

2　オペレーティング・リース取引

未経過リース料

１年以内	327百万円
１年超	707百万円
合計	1,034百万円

（有価証券関係）

前中間連結会計期間末（平成16年９月30日）

1　満期保有目的の債券で時価のあるもの

区分	中間連結貸借対照表計上額（百万円）	時価（百万円）	差額（百万円）
1　国債・地方債等	260	262	2
2　社債	589	592	2
3　その他	2,349	2,363	13
合計	3,199	3,218	18

2　その他有価証券で時価のあるもの

区分	取得原価（百万円）	中間連結貸借対照表計上額（百万円）	差額（百万円）
1　株式	11,938	25,924	13,986
2　その他	52	49	△2
合計	11,990	25,974	13,984

3　時価評価されていない主な有価証券の内容及び中間連結貸借対照表計上額

その他有価証券

非上場株式（店頭売買株式を除く）　7,101百万円

（注）当中間連結会計期間において、その他有価証券で時価のある株式について減損の対象はありません。
当該有価証券の減損にあたっては、個々の銘柄の時価が取得原価に比べて30％以上下落した場合には、「著しく下落した」と判断し、時価の推移及び発行体の財政状態等の検討により回復可能性を判定しております。

当中間連結会計期間末(平成17年９月30日)

1　満期保有目的の債券で時価のあるもの

区分	中間連結貸借対照表計上額(百万円)	時価(百万円)	差額(百万円)
1　国債・地方債等	559	558	△1
2　社債	539	539	△0
3　その他	1,749	1,756	6
合計	2,849	2,854	4

2　その他有価証券で時価のあるもの

区分	取得原価(百万円)	中間連結貸借対照表計上額(百万円)	差額(百万円)
1　株式	9,780	27,482	17,702
2　その他	53	63	10
合計	9,833	27,546	17,713

3　時価評価されていない主な有価証券の内容及び中間連結貸借対照表計上額

その他有価証券

非上場株式(店頭売買株式を除く)　6,911百万円

(注)　当中間連結会計期間において、その他有価証券で時価のある株式について減損の対象はありません。
当該有価証券の減損にあたっては、個々の銘柄の時価が取得原価に比べて30%以上下落した場合には、「著しく下落した」と判断し、時価の推移及び発行体の財政状態等の検討により回復可能性を判定しております。

前連結会計年度末(平成17年３月31日)

1　満期保有目的の債券で時価のあるもの

区分	連結貸借対照表計上額(百万円)	時価(百万円)	差額(百万円)
1　国債・地方債等	459	462	2
2　社債	639	643	3
3　その他	1,749	1,765	16
合計	2,849	2,871	22

2　その他有価証券で時価のあるもの

区分	取得原価(百万円)	連結貸借対照表計上額(百万円)	差額(百万円)
1　株式	9,185	20,671	11,486
2　その他	52	54	2
合計	9,237	20,725	11,488

3　時価評価されていない主な有価証券の内容及び連結貸借対照表計上額

その他有価証券

非上場株式(店頭売買株式を除く)　　6,990百万円

(注)　当連結会計年度において、その他有価証券で時価のある株式について減損の対象はありません。
当該有価証券の減損にあたっては、個々の銘柄の時価が取得原価に比べて30％以上下落した場合には、「著しく下落した」と判断し、時価の推移及び発行体の財政状況等の検討により回復可能性を判定しております。

(デリバティブ取引関係)

デリバティブ取引については、前中間連結会計期間、当中間連結会計期間及び前連結会計年度のいずれにおいても、外貨建金銭債権債務に振り当てたものを除き全てヘッジ会計が適用されているため記載しておりません。

(セグメント情報)

【事業の種類別セグメント情報】

前中間連結会計期間(自　平成16年4月1日　至　平成16年9月30日)

	楽器(百万円)	AV・IT(百万円)	リビング(百万円)	電子機器電子金属(百万円)	レクリエーション(百万円)	その他(百万円)	計(百万円)	消去又は全社(百万円)	連結(百万円)
売上高									
(1) 外部顧客に対する売上高	151,165	36,818	21,214	38,379	9,413	11,592	268,584		268,584
(2) セグメント間の内部売上高又は振替高				1,377			1,377	△1,377	
計	151,165	36,818	21,214	39,757	9,413	11,592	269,962	△1,377	268,584
営業費用	141,270	34,381	21,330	26,565	10,567	11,647	245,761	△1,377	244,384
営業利益又は営業損失(△)	9,895	2,436	△115	13,192	△1,154	△54	24,200		24,200

(注) 1　事業区分の方法

製品の種類・性質、販売市場等の類似性を考慮して、楽器事業、ＡＶ・ＩＴ事業、リビング事業、電子機器・電子金属事業、レクリエーション事業及びその他の事業に区分しております。

2　各事業区分の主要製品

事業区分	主要製品
楽器	ピアノ、電子楽器、管・弦・打楽器、教育楽器、音響機器、防音室、音楽教室、英語教室、コンテンツ配信、調律
ＡＶ・ＩＴ	オーディオ、情報通信機器
リビング	システムキッチン、システムバス、洗面化粧台、家具、住設部材
電子機器・電子金属	半導体、特殊合金
レクリエーション	観光施設・宿泊施設・スキー場及びスポーツ施設の経営
その他	ゴルフ用品、自動車用内装部品、ＦＡ機器、金型・部品

3　会計処理の変更

レクリエーション事業の営業費用（減価償却費）は、当中間連結会計期間から減損会計を適用したことに伴い519百万円減少し、有形固定資産の減価償却方法を定額法から定率法に変更したことに伴い651百万円増加しております。これらの変更により、営業利益は132百万円減少しております。

当中間連結会計期間(自　平成17年４月１日　至　平成17年９月30日)

	楽器(百万円)	ＡＶ・ＩＴ(百万円)	電子機器電子金属(百万円)	リビング(百万円)	レクリエーション(百万円)	その他(百万円)	計(百万円)	消去又は全社(百万円)	連結(百万円)
売上高									
(1) 外部顧客に対する売上高	150,770	35,454	28,330	22,617	8,943	11,077	257,193		257,193
(2) セグメント間の内部売上高又は振替高			1,002				1,002	△1,002	
計	150,770	35,454	29,333	22,617	8,943	11,077	258,196	△1,002	257,193
営業費用	142,695	34,792	24,218	21,575	9,607	10,939	243,828	△1,002	242,825
営業利益又は営業損失(△)	8,074	662	5,114	1,042	△664	138	14,367		14,367

(注) 1　事業区分の方法

製品の種類・性質、販売市場等の類似性を考慮して、楽器事業、ＡＶ・ＩＴ事業、電子機器・電子金属事業、リビング事業、レクリエーション事業及びその他の事業に区分しております。

2　各事業区分の主要製品

事業区分	主要製品
楽器	ピアノ、電子楽器、管・弦・打楽器、教育楽器、音響機器、防音室、音楽教室、英語教室、コンテンツ配信、調律
ＡＶ・ＩＴ	オーディオ、情報通信機器
電子機器・電子金属	半導体、特殊合金
リビング	システムキッチン、システムバス、洗面化粧台
レクリエーション	観光施設・宿泊施設・スキー場及びスポーツ施設の経営
その他	ゴルフ用品、自動車用内装部品、ＦＡ機器、金型・部品

3　当中間連結会計期間より、電子機器・電子金属事業とリビング事業の表示順序を変更しております。

前連結会計年度(自　平成16年4月1日　至　平成17年3月31日)

	楽器(百万円)	AV・IT(百万円)	リビング(百万円)	電子機器電子金属(百万円)	レクリエーション(百万円)	その他(百万円)	計(百万円)	消去又は全社(百万円)	連結(百万円)
売上高									
(1) 外部顧客に対する売上高	302,617	77,720	42,844	69,048	18,290	23,557	534,079		534,079
(2) セグメント間の内部売上高又は振替高				2,143			2,143	△2,143	
計	302,617	77,720	42,844	71,192	18,290	23,557	536,222	△2,143	534,079
営業費用	288,434	74,069	42,869	51,221	20,543	23,388	500,527	△2,143	498,383
営業利益又は営業損失(△)	14,183	3,651	△24	19,970	△2,253	168	35,695		35,695

(注) 1　事業区分の方法

製品の種類・性質、販売市場等の類似性を考慮して、楽器事業、ＡＶ・ＩＴ事業、リビング事業、電子機器・電子金属事業、レクリエーション事業及びその他の事業に区分しております。

2　各事業区分の主要製品

事業区分	主要製品
楽器	ピアノ、電子楽器、管・弦・打楽器、教育楽器、音響機器、防音室、音楽教室、英語教室、コンテンツ配信、調律
ＡＶ・ＩＴ	オーディオ、情報通信機器
リビング	システムキッチン、システムバス、洗面化粧台、家具、住設部材
電子機器・電子金属	半導体、特殊合金
レクリエーション	観光施設・宿泊施設・スキー場及びスポーツ施設の経営
その他	ゴルフ用品、自動車用内装部品、ＦＡ機器、金型・部品

3　会計処理の変更

レクリエーション事業の営業費用（減価償却費）は、当連結会計年度から減損会計を適用したことに伴い1,238百万円減少し、有形固定資産の減価償却方法を定額法から定率法に変更したことに伴い1,274百万円増加しております。これらの変更により、営業利益は35百万円減少しております。

【所在地別セグメント情報】

前中間連結会計期間(自　平成16年4月1日　至　平成16年9月30日)

	日本(百万円)	北米(百万円)	欧州(百万円)	アジア・オセアニア・その他の地域(百万円)	計(百万円)	消去又は全社(百万円)	連結(百万円)
売上高							
(1) 外部顧客に対する売上高	171,530	39,212	38,894	18,947	268,584		268,584
(2) セグメント間の内部売上高又は振替高	80,113	764	272	33,230	114,380	△114,380	
計	251,643	39,977	39,166	52,177	382,965	△114,380	268,584
営業費用	228,368	37,977	36,933	49,381	352,660	△108,276	244,384
営業利益	23,275	1,999	2,232	2,796	30,304	△6,104	24,200

(注) 1　国又は地域の区分は、地理的近接度によっております。

2　各区分に属する主な国又は地域

北米……………………………………………アメリカ、カナダ

欧州……………………………………………ドイツ、イギリス

アジア・オセアニア・その他の地域…………シンガポール、オーストラリア

当中間連結会計期間(自　平成17年4月1日　至　平成17年9月30日)

	日本(百万円)	北米(百万円)	欧州(百万円)	アジア・オセアニア・その他の地域(百万円)	計(百万円)	消去又は全社(百万円)	連結(百万円)
売上高							
(1) 外部顧客に対する売上高	154,752	41,065	38,585	22,790	257,193		257,193
(2) セグメント間の内部売上高又は振替高	78,502	866	464	32,820	112,654	△112,654	
計	233,255	41,932	39,050	55,610	369,848	△112,654	257,193
営業費用	221,545	40,335	37,371	52,828	352,080	△109,254	242,825
営業利益	11,710	1,596	1,679	2,781	17,767	△3,400	14,367

(注) 1　国又は地域の区分は、地理的近接度によっております。

2　各区分に属する主な国又は地域

北米……………………………………………アメリカ、カナダ

欧州……………………………………………ドイツ、イギリス

アジア・オセアニア・その他の地域…………中国、オーストラリア

前連結会計年度（自　平成16年４月１日　至　平成17年３月31日）

	日本（百万円）	北米（百万円）	欧州（百万円）	アジア・オセアニア・その他の地域（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
売上高							
(1) 外部顧客に対する売上高	327,895	85,465	83,289	37,429	534,079		534,079
(2) セグメント間の内部売上高又は振替高	139,933	1,428	526	59,410	201,299	△201,299	
計	467,828	86,894	83,815	96,840	735,379	△201,299	534,079
営業費用	442,131	82,692	79,913	93,061	697,799	△199,415	498,383
営業利益	25,697	4,202	3,901	3,779	37,580	△1,884	35,695

（注）１　国又は地域の区分は、地理的近接度によっております。
　　　２　各区分に属する主な国又は地域
　　　　北米……………………………………………アメリカ、カナダ
　　　　欧州……………………………………………ドイツ、イギリス
　　　　アジア・オセアニア・その他の地域…………シンガポール、オーストラリア

【海外売上高】

前中間連結会計期間(自　平成16年４月１日　至　平成16年９月30日)

	北米	欧州	アジア・ オセアニア・ その他の地域	計
Ⅰ　海外売上高(百万円)	40,057	39,369	25,377	104,805
Ⅱ　連結売上高(百万円)				268,584
Ⅲ　連結売上高に占める 海外売上高の割合(%)	14.9	14.7	9.4	39.0

(注)１　国又は地域の区分は、地理的近接度によっております。
　　２　各区分に属する主な国又は地域
　　　北米……………………………………………アメリカ、カナダ
　　　欧州……………………………………………ドイツ、イギリス
　　　アジア・オセアニア・その他の地域…………シンガポール、オーストラリア

当中間連結会計期間(自　平成17年４月１日　至　平成17年９月30日)

	北米	欧州	アジア・ オセアニア・ その他の地域	計
Ⅰ　海外売上高(百万円)	41,403	39,262	27,205	107,871
Ⅱ　連結売上高(百万円)				257,193
Ⅲ　連結売上高に占める 海外売上高の割合(%)	16.1	15.2	10.6	41.9

(注)１　国又は地域の区分は、地理的近接度によっております。
　　２　各区分に属する主な国又は地域
　　　北米……………………………………………アメリカ、カナダ
　　　欧州……………………………………………ドイツ、イギリス
　　　アジア・オセアニア・その他の地域…………中国、オーストラリア

前連結会計年度(自　平成16年４月１日　至　平成17年３月31日)

	北米	欧州	アジア・ オセアニア・ その他の地域	計
Ⅰ　海外売上高(百万円)	86,717	84,483	49,971	221,173
Ⅱ　連結売上高(百万円)				534,079
Ⅲ　連結売上高に占める 海外売上高の割合(%)	16.2	15.8	9.4	41.4

(注)１　国又は地域の区分は、地理的近接度によっております。
　　２　各区分に属する主な国又は地域
　　　北米……………………………………………アメリカ、カナダ
　　　欧州……………………………………………ドイツ、イギリス
　　　アジア・オセアニア・その他の地域…………シンガポール、オーストラリア

（1株当たり情報）

前中間連結会計期間 （自　平成16年4月1日 至　平成16年9月30日）		当中間連結会計期間 （自　平成17年4月1日 至　平成17年9月30日）		前連結会計年度 （自　平成16年4月1日 至　平成17年3月31日）	
1株当たり純資産額	1,230.33円	1株当たり純資産額	1,448.12円	1株当たり純資産額	1,334.51円
1株当たり中間純損失	29.66円	1株当たり中間純利益	80.16円	1株当たり当期純利益	95.06円
潜在株式調整後 1株当たり中間純利益	―円	潜在株式調整後 1株当たり中間純利益	80.08円	潜在株式調整後 1株当たり当期純利益	93.88円

（注）1　持分法適用会社1社において転換社債を発行しておりますが、前中間連結会計期間の潜在株式調整後1株当たり中間純利益は、中間純損失が計上されているため、記載しておりません。

2　1株当たり中間（当期）純利益又は中間純損失及び潜在株式調整後1株当たり中間（当期）純利益の算定上の基礎

項目	前中間連結会計期間 （自　平成16年4月1日 至　平成16年9月30日）	当中間連結会計期間 （自　平成17年4月1日 至　平成17年9月30日）	前連結会計年度 （自　平成16年4月1日 至　平成17年3月31日）
1株当たり中間（当期）純利益又は中間純損失（百万円）			
中間（当期）純利益又は中間純損失（△）（百万円）	△6,115	16,524	19,697
普通株主に帰属しない金額（百万円）	―	―	100
うち利益処分による役員賞与金	―	―	100
普通株式に係る中間（当期）純利益又は中間純損失（△）（百万円）	△6,115	16,524	19,597
普通株式の期中平均株式数（千株）	206,155	206,142	206,151
潜在株式調整後1株当たり中間（当期）純利益			
中間（当期）純利益調整額（百万円）	―	△15	△243
うち持分法による投資利益	―	△15	△243
普通株式増加数（千株）	―	―	―
希薄化効果を有しないため、潜在株式調整後1株当たり中間（当期）純利益の算定に含めなかった潜在株式の概要	―	―	―

（重要な後発事象）

前中間連結会計期間 （自　平成16年４月１日 至　平成16年９月30日）	当中間連結会計期間 （自　平成17年４月１日 至　平成17年９月30日）	前連結会計年度 （自　平成16年４月１日 至　平成17年３月31日）
厚生年金基金の代行部分返上について 当社及び一部の国内連結子会社は、確定給付企業年金法の施行に伴い、厚生年金基金の代行部分について、平成16年12月１日付で厚生労働大臣から過去分返上の認可を受けました。 当連結会計年度の損益に与える影響額は19,790百万円（特別利益）の見込みであります。	―――――	―――――

(2) 【その他】

該当事項はありません。

2 【中間財務諸表等】

(1) 【中間財務諸表】

① 【中間貸借対照表】

		前中間会計期間末 (平成16年9月30日)			当中間会計期間末 (平成17年9月30日)			前事業年度の 要約貸借対照表 (平成17年3月31日)		
区分	注記番号	金額(百万円)		構成比(%)	金額(百万円)		構成比(%)	金額(百万円)		構成比(%)
(資産の部)										
Ⅰ 流動資産										
1 現金及び預金		23,476			8,744			24,839		
2 受取手形		7,696			4,866			5,645		
3 売掛金		39,483			34,917			33,314		
4 棚卸資産		25,252			25,118			26,396		
5 繰延税金資産		10,735			11,484			11,045		
6 その他	※4,5	2,627			2,976			3,912		
7 貸倒引当金		△1,020			△765			△1,036		
流動資産合計			108,251	33.3		87,343	28.8		104,118	32.7
Ⅱ 固定資産										
(1) 有形固定資産	※1									
1 建物		22,446			22,552			23,211		
2 機械及び装置		7,368			7,163			7,565		
3 土地		51,415			50,865			51,464		
4 その他		8,541			8,626			8,713		
有形固定資産合計		89,772			89,208			90,955		
(2) 無形固定資産		103			103			103		
(3) 投資その他の資産										
1 投資有価証券		32,778			34,261			27,407		
2 関係会社株式		55,226			58,468			58,321		
3 関係会社出資金		—			17,441			17,441		
4 繰延税金資産		20,464			12,858			15,402		
5 その他		19,374			5,150			5,486		
6 貸倒引当金		△1,075			△1,065			△1,009		
7 投資損失引当金		—			△706			△154		
投資その他の資産合計		126,768			126,409			122,894		
固定資産合計			216,643	66.7		215,721	71.2		213,952	67.3
資産合計			324,895	100.0		303,065	100.0		318,071	100.0

区分	注記番号	前中間会計期間末（平成16年９月30日）金額（百万円）		構成比（%）	当中間会計期間末（平成17年９月30日）金額（百万円）		構成比（%）	前事業年度の要約貸借対照表（平成17年３月31日）金額（百万円）		構成比（%）
（負債の部）										
Ⅰ　流動負債										
1　支払手形		883			753			728		
2　買掛金		28,770			23,614			20,422		
3　短期借入金		1,991			2,384			1,908		
4　一年以内返済の長期借入金		17,038			300			17,038		
5　未払費用及び未払金	※4	20,858			20,273			26,216		
6　未払法人税等		6,584			6,005			10,004		
7　諸引当金		1,612			1,221			1,782		
8　その他	※5	1,716			1,167			1,778		
流動負債合計			79,456	24.4		55,721	18.4		79,877	25.1
Ⅱ　固定負債										
1　長期借入金		300			―			300		
2　再評価に係る繰延税金負債		11,848			11,656			11,842		
3　退職給付引当金		40,069			23,106			22,697		
4　役員退職慰労引当金		648			619			677		
5　長期預り金		29,701			28,131			29,036		
6　その他		885			821			848		
固定負債合計			83,453	25.7		64,335	21.2		65,402	20.6
負債合計			162,910	50.1		120,056	39.6		145,279	45.7
（資本の部）										
Ⅰ　資本金			28,534	8.8		28,534	9.4		28,534	9.0
Ⅱ　資本剰余金										
1　資本準備金		40,054			40,054			40,054		
資本剰余金合計			40,054	12.3		40,054	13.2		40,054	12.6
Ⅲ　利益剰余金										
1　利益準備金		4,159			4,159			4,159		
2　任意積立金		87,212			71,620			87,212		
3　中間未処分利益又は中間（当期）未処理損失（△）		△20,020			14,227			△8,116		
利益剰余金合計			71,351	22.0		90,007	29.7		83,255	26.1
Ⅳ　土地再評価差額金			13,824	4.3		13,974	4.6		14,255	4.5
Ⅴ　その他有価証券評価差額金			8,437	2.6		10,684	3.6		6,926	2.2
Ⅵ　自己株式			△218	△0.1		△246	△0.1		△235	△0.1
資本合計			161,984	49.9		183,009	60.4		172,791	54.3
負債及び資本合計			324,895	100.0		303,065	100.0		318,071	100.0

② 【中間損益計算書】

		前中間会計期間 (自 平成16年4月1日 至 平成16年9月30日)			当中間会計期間 (自 平成17年4月1日 至 平成17年9月30日)			前事業年度の 要約損益計算書 (自 平成16年4月1日 至 平成17年3月31日)		
区分	注記番号	金額(百万円)		百分比(%)	金額(百万円)		百分比(%)	金額(百万円)		百分比(%)
Ⅰ 売上高			187,605	100.0		170,183	100.0		341,546	100.0
Ⅱ 売上原価			131,508	70.1		127,047	74.7		247,455	72.5
売上総利益			56,097	29.9		43,136	25.3		94,091	27.5
延払未実現利益			129			47			218	
合計売上総利益			56,226	30.0		43,183	25.3		94,309	27.6
Ⅲ 販売費及び一般管理費			34,867	18.6		33,746	19.8		71,670	21.0
営業利益			21,359	11.4		9,437	5.5		22,638	6.6
Ⅳ 営業外収益	※1		1,400	0.7		3,695	2.2		3,079	0.9
Ⅴ 営業外費用	※2		184	0.1		270	0.1		573	0.1
経常利益			22,574	12.0		12,861	7.6		25,145	7.4
Ⅵ 特別利益			548	0.3		1,463	0.8		23,973	7.0
Ⅶ 特別損失	※3,4		33,044	17.6		843	0.5		36,094	10.6
税引前中間(当期)純利益又は税引前中間純損失(△)			△9,921	△5.3		13,482	7.9		13,024	3.8
法人税、住民税及び事業税		6,322			4,871			9,651		
法人税等調整額		△2,625	3,696	2.0	△538	4,332	2.5	3,108	12,759	3.7
中間(当期)純利益又は中間純損失(△)			△13,617	△7.3		9,150	5.4		264	0.1
前期繰越利益			3,774			4,796			3,774	
土地再評価差額金取崩額			△10,176			280			△10,607	
中間配当額			—			—			1,547	
中間未処分利益又は中間(当期)未処理損失(△)			△20,020			14,227			△8,116	

中間財務諸表作成のための基本となる重要な事項

前中間会計期間 (自　平成16年４月１日 至　平成16年９月30日)	当中間会計期間 (自　平成17年４月１日 至　平成17年９月30日)	前事業年度 (自　平成16年４月１日 至　平成17年３月31日)
1　資産の評価基準及び評価方法 (1) 有価証券 子会社及び関連会社株式 総平均法による原価法 その他有価証券 時価のあるもの 中間会計期間末日の市場価格等に基づく時価法(評価差額は全部資本直入法により処理し、売却原価は総平均法により算定) 時価のないもの 総平均法による原価法 (2) デリバティブ 時価法 (3) 棚卸資産 後入先出法による低価法 2　固定資産の減価償却の方法 有形固定資産 定率法によっております。 なお、主な耐用年数は次の通りであります。 建物　31～50年 (附属設備は主に15年) 構築物　10～30年 機械及び装置　4～11年 工具器具備品　5～6年 (金型は主に2年) (会計処理の変更) レクリエーション事業に係る固定資産については、従来、定額法を採用しておりましたが、昨今のレクリエーション事業を取り巻く環境変化、レジャーに対する嗜好の多様化が進む中で、当社のレクリエーション施設の経済的陳腐化が進んだことに対応して、定率法に変更いたしました。 この変更により当中間会計期間の減価償却費は470百万円増加し、経常利益、税引前中間純利益はそれぞれ470百万円減少しております。	1　資産の評価基準及び評価方法 (1) 有価証券 子会社及び関連会社株式 同左 その他有価証券 時価のあるもの 同左 時価のないもの 同左 (2) デリバティブ 同左 (3) 棚卸資産 同左 2　固定資産の減価償却の方法 有形固定資産 定率法によっております。 なお、主な耐用年数は次の通りであります。 建物　31～50年 (附属設備は主に15年) 構築物　10～30年 機械及び装置　4～11年 工具器具備品　5～6年 (金型は主に2年)	1　資産の評価基準及び評価方法 (1) 有価証券 子会社及び関連会社株式 同左 その他有価証券 時価のあるもの 会計期間末日の市場価格等に基づく時価法(評価差額は全部資本直入法により処理し、売却原価は総平均法により算定) 時価のないもの 同左 (2) デリバティブ 同左 (3) 棚卸資産 同左 2　固定資産の減価償却の方法 有形固定資産 定率法によっております。 なお、主な耐用年数は次の通りであります。 建物　31～50年 (附属設備は主に15年) 構築物　10～30年 機械及び装置　4～11年 工具器具備品　5～6年 (金型は主に2年) (会計処理の変更) レクリエーション事業に係る固定資産については、従来、定額法を採用しておりましたが、昨今のレクリエーション事業を取り巻く環境変化、レジャーに対する嗜好の多様化が進む中で、当社のレクリエーション施設の経済的陳腐化が進んだことに対応して、定率法に変更いたしました。 この変更により当期の減価償却費は973百万円増加し、経常利益、税引前当期純利益はそれぞれ973百万円減少しております。

前中間会計期間 (自　平成16年４月１日 至　平成16年９月30日)	当中間会計期間 (自　平成17年４月１日 至　平成17年９月30日)	前事業年度 (自　平成16年４月１日 至　平成17年３月31日)
３　引当金の計上基準 (1) 貸倒引当金 営業債権等を適正に評価するため、一般債権については貸倒実績率による算定額を、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上しております。 (2) ――――― (3) アフターサービス費引当金 ピアノの調律及び調整費用に充てるため、当中間会計期間以前に販売された台数に基づき今後の発生見込額を計上しております。 (4) 製品保証引当金 製品販売後に発生する補修費用に備えるため、売上高もしくは販売台数に対して経験率により、または個別見積により計上しております。 (5) 退職給付引当金 従業員の退職給付に備えるため、当期末における退職給付債務及び年金資産の見込額に基づき、当中間会計期間末において発生していると認められる額を計上しております。 過去勤務債務については、その発生時の従業員の平均残存勤務期間以内の一定の年数(10年)による定額法により費用処理しております。 数理計算上の差異については、各期の発生時の従業員の平均残存勤務期間以内の一定の年数(10年)による定額法により按分した額をそれぞれ発生の翌期から費用処理しております。	３　引当金の計上基準 (1) 貸倒引当金 同左 (2) 投資損失引当金 関係会社等への投資に対する損失に備えるため、その財政状態等を勘案し、必要額を計上しております。 (3) アフターサービス費引当金 同左 (4) 製品保証引当金 同左 (5) 退職給付引当金 従業員の退職給付に備えるため、当期末における退職給付債務及び年金資産の見込額に基づき、当中間会計期間末において発生していると認められる額を計上しております。 過去勤務債務については、その発生時の従業員の平均残存勤務期間以内の一定の年数(10年)による定額法により費用処理しております。 数理計算上の差異については、各期の発生時の従業員の平均残存勤務期間以内の一定の年数(10年)による定額法により按分した額をそれぞれ発生の翌期から費用処理しております。	３　引当金の計上基準 (1) 貸倒引当金 同左 (2) 投資損失引当金 同左 (3) アフターサービス費引当金 ピアノの調律及び調整費用に充てるため、当期以前に販売された台数に基づき今後の発生見込額を計上しております。 (4) 製品保証引当金 同左 (5) 退職給付引当金 従業員の退職給付に備えるため、当期末における退職給付債務及び年金資産の見込額に基づき計上しております。 過去勤務債務については、その発生時の従業員の平均残存勤務期間以内の一定の年数(10年)による定額法により費用処理しております。 数理計算上の差異については、各期の発生時の従業員の平均残存勤務期間以内の一定の年数(10年)による定額法により按分した額をそれぞれ発生の翌期から費用処理しております。

前中間会計期間 （自　平成16年４月１日 至　平成16年９月30日）	当中間会計期間 （自　平成17年４月１日 至　平成17年９月30日）	前事業年度 （自　平成16年４月１日 至　平成17年３月31日）
（追加情報） 当社は、確定給付企業年金法の施行に伴い、厚生年金基金の代行部分について、平成15年11月１日付で厚生労働大臣から将来分支給義務免除の認可を受けました。 なお、重要な後発事象に記載の通り、平成16年12月１日付で厚生労働大臣から過去分返上の認可を受けました。		（追加情報） 当社は、確定給付企業年金法の施行に伴い、厚生年金基金の代行部分について、平成16年12月１日付で厚生労働大臣から過去分返上の認可を受け、平成17年３月29日に国に返還額（最低責任準備金）の納付を行っております。 当期の損益に与える影響額は、特別利益として16,863百万円計上しております。
(6) 役員退職慰労引当金 役員退職時の慰労金発生に備えて、役員退職慰労金内規に基づき、中間会計期間末要支給額を計上しております。	(6) 役員退職慰労引当金 同左	(6) 役員退職慰労引当金 役員退職時の慰労金発生に備えて、役員退職慰労金内規に基づき、会計年度末要支給額を計上しております。
(7) ――――――	(7) ――――――	(7) 子会社支援引当金 子会社が抱える欠損金を解消するための当社負担見込額を計上しております。
4　外貨建の資産及び負債の本邦通貨への換算基準 外貨建金銭債権債務は、中間決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。	4　外貨建の資産及び負債の本邦通貨への換算基準 同左	4　外貨建の資産及び負債の本邦通貨への換算基準 外貨建金銭債権債務は、決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。
5　リース取引の処理方法 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。	5　リース取引の処理方法 同左	5　リース取引の処理方法 同左
6　ヘッジ会計の方法 (1) ヘッジ会計の方法 外貨建金銭債権債務のうち、為替予約を付すものについては振当処理を行っております。また、外貨建の予定取引の為替リスクのヘッジについては繰延ヘッジ処理を行っております。	6　ヘッジ会計の方法 (1) ヘッジ会計の方法 同左	6　ヘッジ会計の方法 (1) ヘッジ会計の方法 同左
(2) ヘッジ手段とヘッジ対象 ヘッジ手段 先物為替予約、外貨プット円コールオプション買建 ヘッジ対象 外貨建金銭債権債務及び外貨建の予定取引	(2) ヘッジ手段とヘッジ対象 ヘッジ手段 同左 ヘッジ対象 同左	(2) ヘッジ手段とヘッジ対象 ヘッジ手段 同左 ヘッジ対象 同左
(3) ヘッジ方針 社内管理規程に従い、通常の輸出入取引に伴う為替相場の変動によるリスクを軽減するために、先物為替予約取引及び、通貨オプション取引について、実需の範囲内で行うこととしております。	(3) ヘッジ方針 同左	(3) ヘッジ方針 同左

前中間会計期間 （自　平成16年４月１日 至　平成16年９月30日）	当中間会計期間 （自　平成17年４月１日 至　平成17年９月30日）	前事業年度 （自　平成16年４月１日 至　平成17年３月31日）
(4) ヘッジ有効性評価の方法 ヘッジ手段とヘッジ対象のキャッシュ・フローの固定化・変動の回避との相関関係が継続的に存在することが明らかであることから、ヘッジ会計適用のためのヘッジの有効性の評価は不要のため、行っておりません。	(4) ヘッジ有効性評価の方法 同左	(4) ヘッジ有効性評価の方法 同左
7　その他中間財務諸表作成のための基本となる重要な事項 消費税等の会計処理 税抜方式によっております。	7　その他中間財務諸表作成のための基本となる重要な事項 消費税等の会計処理 同左	7　その他財務諸表作成のための基本となる重要な事項 消費税等の会計処理 同左

会計処理の変更

前中間会計期間 （自　平成16年４月１日 至　平成16年９月30日）	当中間会計期間 （自　平成17年４月１日 至　平成17年９月30日）	前事業年度 （自　平成16年４月１日 至　平成17年３月31日）
（固定資産の減損に係る会計基準） 当中間会計期間から「固定資産の減損に係る会計基準」（「固定資産の減損に係る会計基準の設定に関する意見書」（企業会計審議会　平成14年８月９日））及び「固定資産の減損に係る会計基準の適用指針」（企業会計基準委員会　平成15年10月31日　企業会計基準適用指針第６号）を適用しております。 この変更に伴い、減損損失32,549百万円を計上し、減価償却費は当該変更前に比して519百万円減少しております。この結果、経常利益が519百万円増加し、税引前中間純利益が32,029百万円減少しております。 また、減損損失累計額については、改正後の中間財務諸表等規則に基づき当該各資産の金額から直接控除しております。	――――――	（固定資産の減損に係る会計基準） 当期から「固定資産の減損に係る会計基準」（「固定資産の減損に係る会計基準の設定に関する意見書」（企業会計審議会　平成14年８月９日））及び「固定資産の減損に係る会計基準の適用指針」（企業会計基準委員会　平成15年10月31日　企業会計基準適用指針第６号）を適用しております。 この変更に伴い、減損損失32,549百万円を計上し、減価償却費は当該変更前に比して1,238百万円減少しております。この結果、経常利益が1,238百万円増加し、税引前当期純利益が31,310百万円減少しております。 また、減損損失累計額については、改正後の財務諸表等規則に基づき当該各資産の金額から直接控除しております。

表示方法の変更

前中間会計期間 （自　平成16年４月１日 至　平成16年９月30日）	当中間会計期間 （自　平成17年４月１日 至　平成17年９月30日）
――――――	（中間貸借対照表関係） 前中間会計期間まで、投資その他の資産のその他に含めて表示していた関係会社出資金（前中間会計期間14,946百万円）は、資産の総額の百分の五を超えたため当中間会計期間より区分掲記しております。

注記事項

（中間貸借対照表関係）

前中間会計期間末 （平成16年９月30日）	当中間会計期間末 （平成17年９月30日）	前事業年度末 （平成17年３月31日）
※１　有形固定資産の減価償却累計額は131,476百万円であります。	※１　有形固定資産の減価償却累計額は130,605百万円であります。	※１　有形固定資産の減価償却累計額は131,966百万円であります。
２　保証債務は次の通りであります。 金融機関からの借入 浜松ケーブルテレビ㈱　220百万円 （実質的に保証している金額は13百万円であります。） その他　31百万円	２　保証債務は次の通りであります。 金融機関からの借入 浜松ケーブルテレビ㈱　370百万円 （実質的に保証している金額は26百万円であります。） その他　29百万円	２　保証債務は次の通りであります。 金融機関からの借入 浜松ケーブルテレビ㈱　370百万円 （実質的に保証している金額は26百万円であります。） その他　58百万円
３　輸出受取手形割引高は4,367百万円であります。	３　輸出受取手形割引高は4,201百万円であります。	３　輸出受取手形割引高は3,755百万円であります。

前中間会計期間末 (平成16年９月30日)	当中間会計期間末 (平成17年９月30日)	前事業年度末 (平成17年３月31日)
※４　消費税等の取扱い 仮払消費税等及び仮受消費税等は相殺のうえ、未払費用及び未払金に含めて表示しております。	※４　消費税等の取扱い 仮払消費税等及び仮受消費税等は相殺のうえ、流動資産のその他に含めて表示しております。	※４　――――――
※５　繰延ヘッジ損失の内訳は次の通りであります。 繰延ヘッジ損失　333百万円 繰延ヘッジ利益　6百万円 繰延ヘッジ損失(純額)　327百万円	※５　繰延ヘッジ損失の内訳は次の通りであります。 繰延ヘッジ損失　177百万円 繰延ヘッジ利益　121百万円 繰延ヘッジ損失(純額)　55百万円	※５　繰延ヘッジ損失の内訳は次の通りであります。 繰延ヘッジ損失　488百万円 繰延ヘッジ利益　24百万円 繰延ヘッジ損失(純額)　464百万円

（中間損益計算書関係）

前中間会計期間
（自　平成16年４月１日
至　平成16年９月30日）

※１　営業外収益の主なものは次の通りであります。
受取利息　15百万円
受取配当金　907百万円

※２　営業外費用の主なものは次の通りであります。
支払利息　94百万円

※３　特別損失の主なものは次の通りであります。
減損損失　32,549百万円

※４　減損損失
（減損損失を認識した資産グループの概要）

（単位：百万円）

用途・場所	減損損失 種類	減損損失 金額
レクリエーション事業資産「キロロ」「つま恋」「鳥羽国際ホテル」「合歓の郷」の４施設 北海道余市郡赤井川村他	建物及び構築物	22,321
	土地	9,666
	計	31,988
遊休不動産 静岡県浜松市他	建物及び構築物	39
	土地	521
	計	560
合計	建物及び構築物	22,360
	土地	10,188
	計	32,549

（資産のグルーピングの方法）
当社は、事業の区分をもとに、概ね独立したキャッシュ・フローを生み出す最小の単位にて資産のグルーピングを行っております。

当中間会計期間
（自　平成17年４月１日
至　平成17年９月30日）

※１　営業外収益の主なものは次の通りであります。
受取利息　32百万円
受取配当金　3,374百万円

※２　営業外費用の主なものは次の通りであります。
支払利息　95百万円

※３　――――――

※４　――――――

前事業年度
（自　平成16年４月１日
至　平成17年３月31日）

※１　営業外収益の主なものは次の通りであります。
受取利息　36百万円
受取配当金　1,861百万円

※２　営業外費用の主なものは次の通りであります。
支払利息　188百万円

※３　特別損失の主なものは次の通りであります。
減損損失　32,549百万円

※４　減損損失
（減損損失を認識した資産グループの概要）

（単位：百万円）

用途・場所	減損損失 種類	減損損失 金額
レクリエーション事業資産「キロロ」「つま恋」「鳥羽国際ホテル」「合歓の郷」の４施設 北海道余市郡赤井川村他	建物及び構築物	22,321
	土地	9,666
	計	31,988
遊休不動産 静岡県浜松市他	建物及び構築物	39
	土地	521
	計	560
合計	建物及び構築物	22,360
	土地	10,188
	計	32,549

（資産のグルーピングの方法）
当社は、事業の区分をもとに、概ね独立したキャッシュ・フローを生み出す最小の単位にて資産のグルーピングを行っております。

前中間会計期間 (自　平成16年4月1日 至　平成16年9月30日)	当中間会計期間 (自　平成17年4月1日 至　平成17年9月30日)	前事業年度 (自　平成16年4月1日 至　平成17年3月31日)
(減損損失の認識に至った経緯) レクリエーション事業資産のうち、営業活動から生ずる損益が継続してマイナスの施設の資産について減損損失を認識しました。遊休不動産は、継続的に地価が下落している資産について減損損失を認識しました。 (回収可能価額の算定方法) レクリエーション事業資産の回収可能価額は、使用価値により測定しており、将来キャッシュ・フローを9.4%で割り引いて算定しております。 遊休不動産の回収可能価額は、正味売却価額により測定しており、価格指標は固定資産税評価額を使用しております。 5　減価償却実施額は次の通りであります。 有形固定資産　3,536百万円	5　減価償却実施額は次の通りであります。 有形固定資産　3,414百万円	(減損損失の認識に至った経緯) レクリエーション事業資産のうち、営業活動から生ずる損益が継続してマイナスの施設の資産について減損損失を認識しました。遊休不動産は、継続的に地価が下落している資産について減損損失を認識しました。 (回収可能価額の算定方法) レクリエーション事業資産の回収可能価額は、使用価値により測定しており、将来キャッシュ・フローを9.4%で割り引いて算定しております。 遊休不動産の回収可能価額は、正味売却価額により測定しており、価格指標は固定資産税評価額を使用しております。 5　減価償却実施額は次の通りであります。 有形固定資産　6,859百万円

（リース取引関係）

前中間会計期間 （自　平成16年４月１日 至　平成16年９月30日）	当中間会計期間 （自　平成17年４月１日 至　平成17年９月30日）	前事業年度 （自　平成16年４月１日 至　平成17年３月31日）
１　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引	１　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引	１　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引
(1) リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額	(1) リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額	(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

前中間会計期間

	工具器具備品	その他	合計
取得価額相当額（百万円）	2,055	95	2,150
減価償却累計額相当額（百万円）	1,119	52	1,172
中間期末残高相当額（百万円）	936	42	978

当中間会計期間

	工具器具備品	その他	合計
取得価額相当額（百万円）	1,899	85	1,984
減価償却累計額相当額（百万円）	915	56	971
中間期末残高相当額（百万円）	984	29	1,013

前事業年度

	工具器具備品	その他	合計
取得価額相当額（百万円）	2,056	91	2,147
減価償却累計額相当額（百万円）	976	56	1,033
期末残高相当額（百万円）	1,079	34	1,114

前中間会計期間	当中間会計期間	前事業年度
取得価額相当額は、有形固定資産の中間期末残高等に占める未経過リース料中間期末残高の割合が低いため、「支払利子込み法」により算定しております。	取得価額相当額は、有形固定資産の中間期末残高等に占める未経過リース料中間期末残高の割合が低いため、「支払利子込み法」により算定しております。	取得価額相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低いため、「支払利子込み法」により算定しております。
(2) 未経過リース料中間期末残高相当額 １年以内　501百万円 １年超　477百万円 合計　978百万円	(2) 未経過リース料中間期末残高相当額 １年以内　508百万円 １年超　504百万円 合計　1,013百万円	(2) 未経過リース料期末残高相当額 １年以内　521百万円 １年超　593百万円 合計　1,114百万円
未経過リース料中間期末残高相当額は、有形固定資産の中間期末残高等に占める未経過リース料中間期末残高の割合が低いため、「支払利子込み法」により算定しております。	未経過リース料中間期末残高相当額は、有形固定資産の中間期末残高等に占める未経過リース料中間期末残高の割合が低いため、「支払利子込み法」により算定しております。	未経過リース料期末残高相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低いため、「支払利子込み法」により算定しております。
(3) 支払リース料及び減価償却費相当額 支払リース料　326百万円 減価償却費相当額　326百万円	(3) 支払リース料及び減価償却費相当額 支払リース料　308百万円 減価償却費相当額　308百万円	(3) 支払リース料及び減価償却費相当額 支払リース料　642百万円 減価償却費相当額　642百万円
(4) 減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっております。	(4) 減価償却費相当額の算定方法 同左	(4) 減価償却費相当額の算定方法 同左
２　オペレーティング・リース取引 未経過リース料 １年以内　38百万円 １年超　23百万円 合計　62百万円	２　オペレーティング・リース取引 未経過リース料 １年以内　63百万円 １年超　74百万円 合計　138百万円	２　オペレーティング・リース取引 未経過リース料 １年以内　65百万円 １年超　94百万円 合計　160百万円

（有価証券関係）

前中間会計期間末（平成16年９月30日）

子会社株式及び関連会社株式で時価のあるもの

	中間貸借対照表計上額（百万円）	時価（百万円）	差額（百万円）
関連会社株式	11,418	107,610	96,191

当中間会計期間末（平成17年９月30日）

子会社株式及び関連会社株式で時価のあるもの

	中間貸借対照表計上額（百万円）	時価（百万円）	差額（百万円）
関連会社株式	11,426	151,352	139,926

前事業年度末（平成17年３月31日）

子会社株式及び関連会社株式で時価のあるもの

	貸借対照表計上額（百万円）	時価（百万円）	差額（百万円）
関連会社株式	11,418	118,242	106,823

（１株当たり情報）

中間連結財務諸表を作成しているため、記載を省略しております。

（重要な後発事象）

前中間会計期間 （自　平成16年４月１日 至　平成16年９月30日）	当中間会計期間 （自　平成17年４月１日 至　平成17年９月30日）	前事業年度 （自　平成16年４月１日 至　平成17年３月31日）
厚生年金基金の代行部分返上について 当社は、確定給付企業年金法の施行に伴い、厚生年金基金の代行部分について、平成16年12月１日付で厚生労働大臣から過去分返上の認可を受けました。 当事業年度の損益に与える影響額は16,747百万円（特別利益）の見込みであります。	――――――	――――――

(2) 【その他】

平成17年10月31日開催の取締役会において、平成17年９月30日現在の株主名簿（実質株主名簿を含む）に記載又は記録された株主に対し、第182期中間配当金として１株につき10円（総額2,063,235,690円）を支払うことを決議しました。

第６　【提出会社の参考情報】

当中間会計期間の開始日から半期報告書提出日までの間に、次の書類を提出しております。

(1)	有価証券報告書 及びその添付書類	事業年度 (第181期)	自　平成16年４月１日 至　平成17年３月31日	平成17年６月27日 関東財務局長に提出。
(2)	有価証券報告書の 訂正報告書	(第179期)	自　平成14年４月１日 至　平成15年３月31日	平成17年12月26日 関東財務局長に提出。
		(第180期)	自　平成15年４月１日 至　平成16年３月31日	
		(第181期)	自　平成16年４月１日 至　平成17年３月31日	

第二部 【提出会社の保証会社等の情報】

該当事項はありません。

独立監査人の中間監査報告書

平成16年12月16日

ヤマハ株式会社
　取締役会　御中

新日本監査法人

指定社員 業務執行社員	公認会計士	木　下　邦　彦	㊞
指定社員 業務執行社員	公認会計士	河　西　秀　治	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられているヤマハ株式会社の平成16年４月１日から平成17年３月31日までの連結会計年度の中間連結会計期間(平成16年４月１日から平成16年９月30日まで)に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結剰余金計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。この中間連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間連結財務諸表には全体として中間連結財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間連結財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間連結財務諸表が、我が国において一般に公正妥当と認められる中間連結財務諸表の作成基準に準拠して、ヤマハ株式会社及び連結子会社の平成16年９月30日現在の財政状態並びに同日をもって終了する中間連結会計期間(平成16年４月１日から平成16年９月30日まで)の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。

追記情報

1. 会計処理の変更に記載のとおり、当中間連結会計期間から、固定資産の減損に係る会計基準を適用しているため、当該会計基準により中間連結財務諸表を作成している。
2. 重要な後発事象に記載のとおり、会社及び一部の国内連結子会社は、厚生年金基金の代行部分について、平成16年12月１日付で厚生労働大臣から過去分返上の認可を受けている。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社が別途保管しております。

独立監査人の中間監査報告書

平成17年12月21日

ヤマハ株式会社
　取締役会　御中

新日本監査法人

指定社員 業務執行社員	公認会計士	河西秀治	㊞
指定社員 業務執行社員	公認会計士	滝口隆弘	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられているヤマハ株式会社の平成17年４月１日から平成18年３月31日までの連結会計年度の中間連結会計期間(平成17年４月１日から平成17年９月30日まで)に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結剰余金計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。この中間連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間連結財務諸表には全体として中間連結財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間連結財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間連結財務諸表が、我が国において一般に公正妥当と認められる中間連結財務諸表の作成基準に準拠して、ヤマハ株式会社及び連結子会社の平成17年９月30日現在の財政状態並びに同日をもって終了する中間連結会計期間(平成17年４月１日から平成17年９月30日まで)の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社が別途保管しております。

独立監査人の中間監査報告書

平成16年12月16日

ヤマハ株式会社
取締役会　御中

新日本監査法人

指 定 社 員
業務執行社員　　公認会計士　木　下　邦　彦　㊞

指 定 社 員
業務執行社員　　公認会計士　河　西　秀　治　㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられているヤマハ株式会社の平成16年４月１日から平成17年３月31日までの第181期事業年度の中間会計期間(平成16年４月１日から平成16年９月30日まで)に係る中間財務諸表、すなわち、中間貸借対照表及び中間損益計算書について中間監査を行った。この中間財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間財務諸表には全体として中間財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間財務諸表が、我が国において一般に公正妥当と認められる中間財務諸表の作成基準に準拠して、ヤマハ株式会社の平成16年９月30日現在の財政状態及び同日をもって終了する中間会計期間(平成16年４月１日から平成16年９月30日まで)の経営成績に関する有用な情報を表示しているものと認める。

追記情報

1．会計処理の変更に記載のとおり、当中間会計期間から、固定資産の減損に係る会計基準を適用しているため、当該会計基準により中間財務諸表を作成している。
2．重要な後発事象に記載のとおり、会社は、厚生年金基金の代行部分について、平成16年12月１日付で厚生労働大臣から過去分返上の認可を受けている。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社が別途保管しております。

独立監査人の中間監査報告書

平成17年12月21日

ヤマハ株式会社
取締役会　御中

新日本監査法人

指定社員
業務執行社員　公認会計士　河　西　秀　治　㊞

指定社員
業務執行社員　公認会計士　滝　口　隆　弘　㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられているヤマハ株式会社の平成17年４月１日から平成18年３月31日までの第182期事業年度の中間会計期間(平成17年４月１日から平成17年９月30日まで)に係る中間財務諸表、すなわち、中間貸借対照表及び中間損益計算書について中間監査を行った。この中間財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間財務諸表には全体として中間財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間財務諸表が、我が国において一般に公正妥当と認められる中間財務諸表の作成基準に準拠して、ヤマハ株式会社の平成17年９月30日現在の財政状態及び同日をもって終了する中間会計期間(平成17年４月１日から平成17年９月30日まで)の経営成績に関する有用な情報を表示しているものと認める。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社が別途保管しております。